AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 27, 2015 (this "Agreement"), by and among Air Industries Group, a Nevada corporation ("Parent"), SEC  Acquisition Corp., a Connecticut corporation and a direct wholly-owned subsidiary of Parent ("Sub"), The Sterling Engineering Corporation, a Connecticut corporation (the "Company"), and the other signatories to this Agreement  (each, individually, a "Stockholder", collectively, the "Stockholders").

W I T N E S S E T H:

WHEREAS, the Company provides complex machining services to the aerospace and power generation industries (the “Business”); and

WHEREAS, Parent is an aerospace and defense company operating in the defense industry, and to a lesser extent the commercial sector; and

WHEREAS, upon the terms and subject to the conditions set forth in this  Agreement, Parent, Sub and the Company will enter into a business combination transaction pursuant to which the Company will merge with and into Sub (the "Merger"), with Sub continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the "Surviving Corporation"); and

WHEREAS, the board of directors of each of Parent, Sub and the Company have (i) determined that the Merger would be fair to and in the best interests of their respective stockholders and (ii) approved this Agreement and the transactions contemplated hereby; and

WHEREAS, the Stockholders own all of the outstanding capital stock of the Company; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code"); and

WHEREAS, Parent, Sub, Stockholders and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS
1.1           Definitions.  For purposes of this Agreement, the following terms shall have the meanings set forth below:

"Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

"Business Day" shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close.

"CBCA" shall mean the Business Corporation Act of the State of Connecticut.

"Closing Agreements" shall mean the Employment Agreements.

"Code" shall have the meaning set forth in the recitals to this Agreement.

“Company Common Stock” shall mean shares of the common stock of the Company.

“Company Real Property” shall mean the Company’s real property located at 236 New Hartford Road, Barkhamsted, Connecticut 06063.

"Contract" shall mean any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sales contract, mortgage, deed of trust, security agreement, royalty, license, franchise or insurance policy.

“Default” shall mean (a) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (b) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (c) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

"Documentation" shall mean technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other written materials relating to products developed by the Company.
"Encumbrances" shall mean any and all mortgages, security interests, liens, claims, pledges, restrictions (including restrictions on transfer), leases, title exceptions, easements, rights of way, rights of first refusal, charges or other encumbrances.

"Environmental, Health and Safety Laws" shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976, and the Occupational Safety and Health Act of 1970, each as amended, together with all other laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof) concerning pollution or protection of the environment, public health and safety, or employee health and safety, including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes into ambient air, surface water, ground water, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the applicable regulations promulgated thereunder.

"ERISA Affiliate" shall mean any corporation or trade or business (whether or not incorporated) which is or has ever been treated as a single employer with or which is or has been under common control with the Company within the meaning of Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

"Escrow Agent" shall mean Eaton & Van Winkle LLP.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"GAAP" shall mean generally accepted accounting principles in effect in the United States of America as of the date of the applicable determination.

"Governmental Authority" shall mean any foreign, Federal, state, municipal or other governmental department, commission, administration, board, bureau, agency or instrumentality.

"Hazardous Substance" shall mean any substance, material or waste the generation, treatment, transport, storage or disposal of which is regulated by any Governmental Authority in jurisdictions in which the Company operates, including any material, substance or waste which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "contaminant," "toxic waste" or "toxic substance" under any provision of Environmental Law, which includes, but is not limited to, asbestos and polychlorinated biphenyls.

"HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Indebtedness" shall mean, with respect to any Person, any indebtedness, secured or unsecured, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), and evidenced by bonds, notes, debentures or similar instruments or letters of credit, to the extent of the face value thereof (or, in the case of evidence of indebtedness issued at a discount, the current accredit value thereof) or (ii) representing the balance deferred and unpaid of the purchase price of property or services (other than accounts payable (including trade payables) in the ordinary course of business) and shall also include, to the extent not otherwise included, (A) any capitalized lease obligations and (B) the face value of guaranties of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor).  No item constituting Indebtedness under any of the definitions set forth above shall be counted twice by virtue of the fact that it constitutes "Indebtedness" under more than one of such definitions.

"Intellectual Property" shall mean (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith, (d) all mask works and all applications, registrations and renewals in connection therewith, (e) all trade secrets and confidential information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all Software (including data and related documentation), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

"IRS" shall mean the United States Internal Revenue Service.

“Law” shall mean any code, directive, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Governmental Authority.

"Legal Proceedings" shall mean any judicial, administrative or arbitral actions, suits, proceedings (public or private) or governmental proceedings.

"Liability" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

"Material Adverse Effect" shall mean, with respect to any Person, any change or effect that is or is reasonably likely to have a material adverse effect on the business, results of operations, properties, assets, condition (financial or otherwise) or prospects of such Person and its Subsidiaries taken as a whole.

"Merger" shall have the meaning set forth in the recitals to this Agreement.

"Order" shall mean any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award.

"Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

"Parent Common Stock" shall mean shares of Common Stock, par value $.001 per share, of Parent.

"Permit" shall mean any permit, license, franchise, concession, authorization, approval, exemption or similar right.

“Permitted Encumbrances” means (a) any Lien for Taxes which are not yet due, (b) any carrier’s, warehouseman’s, mechanic’s, materialman’s, repairman’s, landlord’s or similar statutory or inchoate Lien incidental to the ordinary conduct of business which involves an obligation that is not yet due or (c) minor encroachments and defects in title which, in the aggregate, would not have a material impact on the value or intended use of any of the Company’s property.

"Person" shall mean an individual, corporation, limited liability company, partnership, trust or unincorporated organization or a government or any agency or political subdivision thereof.

“Related Person” means with respect to a particular individual:  (A) each other member of such individual’s Family; (B) any Person that is directly or indirectly controlled by any one or more members of such individual’s Family; (C) any Person in which members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and (D) any Person with respect to which one or more members of such individual’s Family serves as a director, officer, partner, executor or trustee (or in a similar capacity).  With respect to a specified Person other than an individual:  (aa) any Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person; (bb) any Person that holds a Material Interest in such specified Person; (cc) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity); (dd) any Person in which such specified Person holds a Material Interest; and (ee) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity).  For purposes of this definition, (I) “control” (including “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and shall be construed as such term is used in the rules promulgated under the Securities Act; (II) the “Family” of an individual includes (1) the individual, (2) the individual’s spouse, (3) any other natural person who is the parent, child, grandparent, grandchild or sibling of the individual or the individual’s spouse and (4) any other natural person who resides with such individual; and (III) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least five percent (5%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least five percent (5%) of the outstanding equity securities or equity interests in a Person.

"SEC" shall mean the Securities and Exchange Commission.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Software" shall mean any and all computer software, including, but not limited to, source code, object code, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and all materials, manuals, design notes and other documentation related thereto or associated therewith.

"Subsidiary" shall mean, with respect to any Person, (i) each corporation, partnership, joint venture or other legal entity of which such Person owns, either directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or similar governing body of such corporation, partnership, joint venture or other legal entity, (ii) each partnership in which such Person or another Subsidiary of such Person is the general or managing partner and (iii) each limited liability company in which such Person or another Subsidiary of such Person is the managing member or otherwise controls (by contract, through ownership of membership interests or otherwise).

"Tax" or "Taxes" shall mean all taxes, charges, fees, imposts, levies or other assessments by any Governmental Authority, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) and shall include any liability in respect of Taxes as a transferee or as an indemnitor, guarantor, surety or in a similar capacity under any contract, arrangement, agreement, understanding or commitment (whether oral or written).

"Technology" shall mean, collectively, all designs, formulas, algorithms, procedures, methods, techniques, ideas, know-how, Software, programs, subroutines, tools, materials, specifications, processes, inventions, apparatus, ideas, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used or useful in the design, development, manufacture, maintenance, modification or use of any of the products developed by the Company.

"Third Party" shall mean any Person unaffiliated with any of Parent, Sub or the Company.

1.2           Terms Defined Elsewhere in the Agreement.  For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Term	Section

Acquisition Proposal	8.4
Adjusted Share Consideration	3.2
Applicable Laws	5.6
Bank Debt and Lease Obligations	3.2
Benefit Plans	5.10
Certificate of Merger	2.3
Certificates	3.3
Closing	2.2
Closing Date	2.2
Company Consents	5.5
Company Disclosure Letter	4.4
Company Representatives	8.4
Confidential Information	7.2
Damages	11.1
Effective Time	2.3
Employment Agreements	9.2
Escrow Agreement	9.2
Exchange Ratio	3.1
Indemnitees	11.1
Intellectual Property Rights	5.16
Majority Holders	11.5
Net Working Capital	3.2
Parent Consents	6.4
Parent Disclosure Letter	6.2
Parent SEC Documents	6.5
Stockholder Approval	5.4
Stockholder Representative	11.5
Tax Returns	5.9
VWAP	3.2
VWAP Statement	3.2
VWAP Objection	3.2
VWAP Determination Matierials	3.2
VWAP Adjustment Date	3.2

1.3           Other Definitional Provisions.

            (a)  The words "hereof", "herein", and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)           Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c)           The terms "dollars" and "$" shall mean United States dollars.

(d)           The term "including" shall be deemed to be immediately followed by the term "but not limited to."

(e)           The term "knowledge” or “Knowledge” as it as it applies to the knowledge of the Company, means the knowledge, after due inquiry, of John N. Lavieri, Christina Lavieri and Christopher Haddad.

(f)           Whenever in this Agreement a party is permitted to make or decision or take an action in its "sole and absolute discretion" or terms of similar latitude, such Person shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, any other Person.

ARTICLE II

THE MERGER

2.1           The Merger; Effects of the Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CBCA, the Company shall be merged with and into Sub at the Effective Time.  At the Effective Time, the separate corporate existence of the Company shall cease, and Sub shall continue as the Surviving Corporation and shall succeed to and assume all of the rights, properties, franchises, liabilities and obligations of the Company in accordance with the CBCA and this Agreement.

2.2           Closing.  Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 10.1, the closing of the Merger (the "Closing") shall take place at 10:00 a.m., Eastern Time, at the offices of the Company, on March 5, 2015 or such other place or time or on such other date as Parent and the Stockholder Representative may agree in writing or as Parent may determine, in its sole and absolute discretion, to be necessary to permit the fulfillment or waiver of the conditions set forth in Sections 9.2(e) or (g) (the "Closing Date").

2.3           Effective Time.  Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Office of the Secretary of State of the State of Connecticut, as provided in the CBCA, as soon as practicable on or after the Closing Date.  The Merger shall become effective upon such filing or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time").

       Parent undertakes to cause the Certificate of Merger to be filed promptly upon execution and delivery thereof by the Company.

2.4           Directors; Officers; Certificate of Incorporation; Bylaws.
           (a)  The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their successors have been duly elected and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's certificate of incorporation and bylaws.

(b)  The directors of Sub shall cause John N. Lavieri and Christina Lavieri to be elected as the President and Vice President, respectively of the Surviving Corporation until their successors have been duly appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's certificate of incorporation and bylaws.

(c)           The certificate of incorporation of Sub shall be the certificate of incorporation of the Surviving Corporation and shall be amended as of the Effective Time to change the name of the Surviving Corporation to The Sterling Engineering Corporation and as set forth in Exhibit 2.4(c) hereto in accordance with the terms thereof and the CBCA.

(d)           The bylaws of Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended as provided by the CBCA, the Surviving Corporation's certificate of incorporation and such bylaws.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF
THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

3.1           Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Capital Stock or the holder of any shares of capital stock of Sub:

(a)           Capital Stock of Sub.  Each share of each class of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and no consideration shall be delivered or deliverable in exchange therefor.

(b)           Cancellation of Treasury Stock.  Each share of Company Common Stock that is owned by the Company shall remain outstanding and no consideration shall be delivered or deliverable in exchange therefor.

(c)           Conversion of Outstanding Company Common Stock. Subject to adjustment as provided in Section 3.2 below, at the Effective Time, each issued and outstanding share (excluding treasury stock cancelled pursuant to Section 3.1(b)) of Company Common Stock shall be converted into the right to receive:

(i)           cash in an amount equal $1,925,000 (“Cash Consideration”), divided by the number of outstanding shares of Company Common Stock, subject to adjustment as provided in Section 3.2(a) below and to such Damages incurred by Parent Indemnitees as may be satisfied out of the Escrow; and

(ii)           425,000 shares of Parent Common Stock (“Share Consideration”), subject to increase as provided in Section 3.2(a)(ii) below, divided by the number of outstanding shares of Company Common Stock. If the number of shares to be issued to any Company Common Stockholder includes a fraction, it will be rounded up to the nearest whole number (the “Exchange Ratio”).

The Cash Consideration and the Share Consideration to be delivered to the Stockholders pursuant to this Article 3 is hereinafter referred to collectively as the “Merger Consideration.”

3.2      Merger Consideration Adjustments.  (a) The Merger Consideration shall be subject to adjustment as follows:

(i)          The Cash Consideration shall be:

(A) increased to the extent the Net Working Capital of the Company as of the close of business on the Closing Date is more than $1,385,730, (a “Working Capital Surplus”); or

(B) decreased to the extent the Net Working Capital of the Company is less than $1,385,730 as of the close of business on the Closing Date (a “Working Capital Deficit”); and

(C) increased to the extent the Bank Debt and Lease Obligations of the Company as of the close of business on the Closing Date are less than $4,156,261, which amount represents the amount of Bank Debt and Lease Obligations as of November 30, 2014 (a “Reduction in Debt”); or

(D) decreased to the extent the Bank Debt and Lease Obligations of the Company as of the close of Business on the Closing date are more than $4,156,261 (an “Increase in Debt”).

The Cash Consideration as so adjusted is hereinafter referred to as the “Adjusted Cash Consideration.”

For purposes of this Agreement, the term “Net Working Capital” of the Company shall be deemed to be equal to (A) the sum of the Company’s current assets, including cash, accounts receivable, other receivables, inventories (raw materials, supplies and work-in-process), deposits, and prepaid expenses, minus (B) the sum of the Company’s current liabilities, including accounts payable, other accrued expenses, accrued employee compensation and benefits and customer advances, but excluding the current portion of long-term debt and the current portion of capital lease obligations.

For purposes of this Agreement, the term “Bank Debt and Lease Obligations” of the Company shall be equal to the sum of the Company’s current and long term portion of bank debt, and current and long-term portion of capital lease obligations.

          (ii)    The number of shares of Parent Common Stock included in the Share Consideration shall be increased (the “Adjusted Share Consideration”) to the extent that the value of the Share Consideration is less than $4,250,000 (a “Deficiency”), or $10.00 per share, determined based upon the volume weighted average price (“VWAP”) of the Parent Common Stock on the NYSE MKT for the twenty trading days immediately following the Closing Date (the “Measurement Period”). By way of illustration, if the VWAP of the Parent Common Stock during the Measurement Period is $9.90, the Parent would issue and deliver an additional 4,293 shares of Parent Common Stock for distribution to the Stockholders in proportion to their ownership of the Company Common Stock as of the date of Closing

(A) Not later than ten (10) days following the Measurement Period, Parent, with the full cooperation of the Stockholder Representative, shall prepare a statement of the VWAP of the Parent Common Stock (the “VWAP Statement”) and calculate the Adjusted Share Consideration.

(B) The Stockholder Representative shall have fifteen (15) days from the date of receipt of the VWAP Statement to review the VWAP Statement and agree to the Adjusted Share Consideration.  If the Stockholder Representative do not agree with the VWAP Statement, or cannot agree on the Adjusted Share Consideration within such fifteen (15) day period, he shall deliver a written objection to Parent that shall specify in reasonable detail the basis for the objection and a computation of the VWAP and/or Adjusted Share Consideration asserted by the Stockholder Representative (the “VWAP Objection”).  Upon the Parent’s receipt of the VWAP Objection, Parent and the Stockholder Representative shall negotiate in good faith to resolve the VWAP Objection, but if the VWAP Objection cannot be resolved by negotiation within ten (10) days after receipt of the VWAP Objection, Parent and the Stockholder Representative shall submit any disputed items to a reputable certified public accounting firm as to which Parent and the Stockholder Representative have no reasonable objection (the “VWAP Accounting Arbitrator”), who shall review the same, together with the VWAP Statement (together with any relevant accounting records, the “VWAP Determination Materials”) and, based solely upon the VWAP Determination Materials, determine the Adjusted Share Consideration and notify the parties in writing of its determination of the Adjusted Share Consideration within thirty (30) days following the receipt of the VWAP Determination Materials, which determination shall be final, conclusive and binding on all parties. The date upon which the Adjusted Cash Consideration is determined is hereinafter referred to as the “VWAP Adjustment Date”.  The fees and expenses of the VWAP Accounting Arbitrator shall be shared equally by the Parent and the Stockholders and shall be deducted in computing the New Working Capital as of the Closing Date.

           (b)  Cancellation of Company Common Stock.  As a result of the Merger and without any action on the part of any holder of Company Common Stock, at the Effective Time all shares of Company Common Stock shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and each holder of shares of Company Common Stock shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except the right to receive, without interest, the Adjusted Cash Consideration and the Share Consideration, as the same may be adjusted pursuant to Section 3.2(a)(ii), applicable to such Company Common Stock upon the surrender of certificates representing such shares of Company Common Stock.  The Parent Common Stock comprising the Share Consideration, as the same may be adjusted pursuant to Section 3.2(a)(ii), when issued pursuant to this Agreement, will be duly authorized, validly issued, fully paid, non-assessable and not subject to preemptive rights created by statute, Parent's certificate of incorporation or bylaws, or any agreement to which Parent is a party or by which Parent is bound.

3.3           Exchange of Certificates; Escrow.  (a) Upon receipt by Parent of written evidence that the Certificate of Merger has been properly filed, or upon the VWAP Adjustment Date, whichever is applicable, Parent promptly shall give (or cause to be given) irrevocable instructions to its transfer agent, Broadridge Corporate Issuer Solutions, Inc., subject to surrender to Parent or the Surviving Corporation of certificates representing outstanding shares of Company Common Stock ("Certificates") for cancellation, to issue to the Stockholders certificates representing that number of shares of Parent Common Stock determined pursuant to Section 3.1(c)(ii) and, upon determination of the VWAP during the measurement Period, if appropriate, as the same may be adjusted pursuant to Section 3.2(a)(ii).

(b)  Upon surrender of a Certificate for cancellation, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of shares of Parent Common Stock determined pursuant to Sections 3.1(c)(ii) and 3.2(a)(ii) and a check representing the cash to which such holder may be entitled pursuant to Section 3.1(c) (i), less the amount to be placed in escrow as provided in Section 3.4, and the Certificate so surrendered shall forthwith be canceled.  Until surrendered as contemplated by this Section 3.3(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Cash Consideration and a certificate representing the Share Consideration, each as the same may be adjusted in accordance with the provisions to Section 3.2(a).

(c)  In the event that any Certificate for shares shall have been lost, stolen or destroyed, Parent promptly shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock and the cash consideration as may be required pursuant to this Agreement; provided, however, that Parent may, in its discretion, require the delivery of the indemnity of the holder of such shares but not a bond securing such indemnity.

(d)  All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 3.1(c)(i)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Stock, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to Parent or the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article III.

3.4           Escrow. At the Closing, Parent shall deposit (or cause to be deposited) $750,000 (the "Escrow") with the Escrow Agent which shall be held by the Escrow Agent and disbursed solely in accordance with the terms of the Escrow Agreement.  The Escrow shall be used, initially, to satisfy any obligation to the Stockholders if it is determined that the Adjusted Cash Consideration exceeds the Tentative Cash Consideration and thereafter to satisfy any claims of Parent Indemnitees.

              3.5      Determination of Adjusted Cash Consideration; Payment of Cash Consideration.   (a) No later than five days prior to the Closing Date the Company shall prepare a reasonable good faith estimate of the Company’s Net Working Capital, Bank Debt and Lease Obligations, as of the Closing Date.  The Company shall provide the Parent access to such back up data related to the preparation of such amounts as the Parent reasonably requests.   Upon receipt of the good faith estimate, the parties will determine the “Tentative Cash Consideration” and such amount, less the Escrow, shall be paid to the Stockholders on the Closing Date. For example, if there is neither a Reduction in Debt, nor an Increase in Debt, and a Working Capital Surplus of $1,000,000 then the Tentative Cash Consideration would be $2,925,000 and the cash consideration paid at Closing will be $2,175,000.

(b)   Not later than thirty (30) days following the Closing Date, Parent, with the full cooperation of the Stockholder Representative, shall prepare a statement of the Company’s Net Working Capital, Bank Debt and Lease Obligations (the “Closing Statement”) as of the Closing Date and deliver the Closing Statement to the Stockholder Representative, together with a computation of the Adjusted Cash Consideration.  The Closing Statement shall be prepared on a basis consistent with the Books and Records of the Company.

             (c)  The Stockholder Representative shall have fifteen (15) days from the date of receipt of the Closing Statement to review the Closing Statement.  If the Stockholder Representative does not agree with the Closing Statement, within such fifteen (15) day period, he shall deliver a written objection to Parent that shall specify in reasonable detail the basis for the objection and a computation of the Adjusted Cash Consideration asserted by the Stockholder Representative (the “Objection”).  Upon the Parent’s receipt of the Objection, Parent and the Stockholder Representative shall negotiate in good faith to resolve the Objection, but if the Objection cannot be resolved by negotiation within ten (10) days after receipt of the Objection, Parent and the Stockholder Representative shall submit any disputed items to a reputable certified public accounting firm as to which Parent and the Stockholder Representative have no reasonable objection (the “Accounting Arbitrator”), who shall review the same, together with the Closing Statement (together with any relevant accounting records, the “Determination Materials”) and, based solely upon the Determination Materials, determine the Adjusted Cash Consideration and notify the parties in writing of its determination of the Adjusted Cash Consideration within thirty (30) days following the receipt of the Determination Materials, which determination shall be final, conclusive and binding on all parties. The date upon which the Adjusted Cash Consideration is determined is hereinafter referred to as the “Adjustment Date”. The fees and expenses of the Accounting Arbitrator shall be shared equally by the Parent and the Stockholders and shall be deducted in computing the Net Working Capital as of the Closing Date.

(d)   Within five (5) days of the determination of the Adjusted Cash Consideration, if:

(A) the Adjusted Cash Consideration exceeds the Tentative Cash Consideration, the Parent shall pay the amount of such excess to the Stockholders and shall cause the Escrow Agent to deliver $250,000 to the Stockholders, in each case in proportion to the number of shares of Company Common Stock held by each Stockholder as of the close of business on the Closing Date with the balance of the Escrow to be held to satisfy Parent Indemnitee Claims; and, if

   (B) the Adjusted Cash Consideration is less than the Tentative Cash Consideration and (i) such deficit is less than or equal to $250,000, the Parent shall instruct the Escrow Agent to deliver the amount of the deficit to Parent, any remainder of the $250,000 to the Stockholders, in proportion to the number of shares of Company Common Stock held by each Stockholder as of the close of business on the Closing Date with the balance of the Escrow to be held to satisfy Parent Indemnitee Claims; (ii) such deficit is in excess of $250,000 and less than $750,000, the Parent shall instruct the Escrow Agent to deliver the amount of the deficit to Parent with the balance of the Escrow to be held to satisfy Parent Indemnitee Claims and (iii) such deficit is in excess of $750,000, the Parent shall instruct the Escrow Agent to deliver the amount of the Escrow to Parent and the Stockholders shall be jointly and severally liable to pay the remaining portion of the deficit to Parent within 5 days of the determination of the Adjusted Cash Consideration.

3.6 Release of Claims.  At the Effective Time, by virtue of the Merger, each Stockholder shall be deemed to have released the Company from any claim it might have against the Company arising prior to the date hereof, except for claims relating to the employment relationship, if any, between the Stockholder and the Company and claims arising out of, or related to, this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF THE STOCKHOLDERS

Each Stockholder hereby severally represents and warrants to Parent and Sub that the statements contained in this Article IV are correct and complete as of the date hereof and will be correct and complete as of the Closing Date except as otherwise contemplated hereby.

    4.1           Authorization of Transaction. Such Stockholder has full power and authority to execute and deliver this Agreement and to perform such Stockholder's obligations hereunder. This Agreement constitutes the valid and legally binding obligation of such Stockholder, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and to general principles of equity. Such Stockholder is not required to give any notice to, make any filing with, or obtain any Licenses and Permits of any Governmental Authority in order to consummate the transactions contemplated by this Agreement, except in connection with the filing of the Certificate of Merger with the Secretary of State of the State of Connecticut.

    4.2           Noncontravention.  Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which the Company Common Stock owned by such Stockholder is subject.

   4.3           Investment.   Such Stockholder (i) understands that the shares of Parent Common Stock to be acquired by such Stockholder pursuant to this Agreement have not been registered under the Securities Act, or under any state securities laws, and are being exchanged in reliance upon federal and state exemptions for transactions not involving a public offering, (ii) is acquiring the shares of Parent Common Stock solely for his own account for investment purposes, and not with a view towards the distribution thereof, and (iii) has received information concerning Parent, including, without limitation, (A) Parent's annual report on Form 10-K for the period ended December 31, 2013 and (B) Parent's quarterly reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2014, and has been advised that additional information regarding Parent is available on the EDGAR website of the SEC and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding shares of Parent Common Stock.

    4.4           Company Common Stock.   Such Stockholder holds of record and owns beneficially the number of shares of Company Common Stock set forth next to such Stockholder's name in Section 4.4 of the letter from the Company, dated the date hereof, addressed to the Parent and Sub (the "Company Disclosure Letter") attached to this Agreement setting forth exceptions to the representations and warranties the Company and the Stockholders, free and clear of any Encumbrances (other than any restrictions under the Securities Act and state securities laws) and Taxes.  Such Stockholder is not a party to any option, warrant, purchase right, or other contract or commitment that could require such Stockholder to sell, transfer, or otherwise dispose of any Company Common Stock and is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any of the Company Common Stock (other than pursuant to this Agreement).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE STOCKHOLDERS

The Company and the Stockholders hereby jointly and severally represent and warrant to Parent and Sub that the statements contained in this Article V are correct and complete as of the date hereof and will be correct and complete as of the Closing Date except as otherwise contemplated hereby:

5.1           Organization and Authority of the Company.   (a)  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Connecticut, with all requisite power and authority to enable it to own, lease and operate its assets and properties and to conduct its business as currently being conducted, and is qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it requires such qualification, except to the extent the failure so to qualify would not have a Material Adverse Effect with respect to the Company.  Complete and correct copies of the certificate of incorporation and bylaws, each as amended to date, of the Company have been delivered to Parent.  Such certificate of incorporation and bylaws are in full force and effect.

(b)           The Company, subject to obtaining the necessary approval of its shareholders, has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Company.  This Agreement has been duly executed and delivered by the Company, and this Agreement constitutes, the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and to general principles of equity.

(c)           The Company does not, and will not at the Closing, directly or indirectly, own any capital stock of or other equity interests in any corporation, partnership or other Person and the Company is not a member of or participant in a partnership, joint venture or similar Person.

5.2           Capitalization.  (a)  As of the date hereof, the authorized capital stock of the Company consists of 1,000 shares of Company Common Stock, of which (A) six hundred and twelve (612) shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Company's certificate of incorporation or bylaws or any agreement to which the Company is a party or by which the Company is bound and (B) no shares are held in the treasury of the Company.

(b)           Other than as described in Section 5.2 of the Company Disclosure Letter, no shares of the capital stock of the Company are authorized, issued or outstanding, or reserved for any purpose, and there are no options, warrants, convertible or exchangeable securities or other rights (including tag-along, right of first refusal, buy-sell, repurchase, redemption, registration or similar rights), agreements, arrangements or commitments of any character to which the Company is a party relating to the issued or unissued capital stock of the Company or obligating or which could obligate the Company to grant, issue or sell any shares of capital stock of the Company.  There are no voting trusts, stockholders' agreements or other agreements or understandings with respect to the voting of Company Capital Stock or which grant the holder thereof the right to vote with the holders of the Company Common Stock on any matter.

5.3           No Conflicts.  Subject to obtaining the Company Consents, the Company's execution and delivery of this Agreement does not, and the execution and delivery of the Escrow Agreement at the Closing will not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Encumbrances upon any of the properties or assets of the Company under any provision of (i) the certificate of incorporation, bylaws or other organizational document of the Company; (ii) any material Contract or Permit to which the Company is a party or by which the Company or its assets are bound; (iii) any Order of any court, Governmental Authority or arbitrator applicable to the Company or its assets; or (iv) any Applicable Laws.

5.4           Stockholder Vote. The affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock entitled to vote (the "Stockholder Approval") is the only approval of holders of any class or series of Company Capital Stock necessary or required to approve this Agreement and the transactions contemplated hereby, including the Merger.  The Company shall obtain the requisite Stockholder Approval no later than January 31, 2015.

5.5           Consents.  Section 5.5 of the Company Disclosure Letter lists each material Permit and Contract (true and complete copies of which have been made available to Parent) as to which notice to, or the consent of, a Governmental Authority or Third Party is required in connection with the consummation of the transactions contemplated hereby.  Except for (i) the aforementioned notices and consents and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Connecticut (the items in clauses (i) and (ii) being collectively referred to herein as "Company Consents"), no consents, approvals, licenses, permits, orders or authorizations of, or registrations, declarations, notices or filings with, any Governmental Authority or any Third Party are required to be obtained or made by or with respect to the Company in connection with (A) the execution, delivery and performance of this Agreement or the Escrow Agreement, the consummation of the transactions contemplated hereby and thereby or the taking by the Company of any other action contemplated hereby or thereby, (B) the continuing validity and effectiveness immediately following the Effective Time of any material Contract or Permit of the Company, or (C) the conduct by the Surviving Corporation  of the business of the Company as conducted immediately following the Closing as conducted on the date hereof.

5.6           Compliance; No Defaults.  The Company is in compliance in all material respects with all statutes, laws, ordinances, rules, Orders or regulations of any Governmental Authority applicable to its business or operations ("Applicable Laws"), and has not received any notice or been charged with any violation of or, to its knowledge, is under investigation with respect to compliance with, any Applicable Laws, and there are no facts or circumstances which could form the basis for any such violation.  The Company has all Permits which are material to the operation of the businesses of the Company as conducted on the date hereof.  The Company is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any material Permit or Contract to which it is a party or by which its properties or assets are bound.

5.7           Financial Statements; Undisclosed Liabilities.   (a)  The Company has delivered to Parent copies of the audited balance sheets of the Company as at December 31, 2013 and 2012  and the related audited statements of income and retained earnings and cash flows of the Company for the years then ended and the unaudited balance sheet of the Company as of   November 30, 2014 and the related unaudited statements of income and retained earnings and cash flows of the Company for the 11 months then ended (such statements, including the related notes and schedules thereto, are referred to herein as the "Financial Statements").  Each of the Financial Statements is complete and correct in all material respects, has been prepared in accordance with GAAP consistently applied throughout the periods presented, and presents fairly the financial position, results of operations, cash flows and stockholders' equity of the Company as at the dates and for the periods indicated, except that the financial statements as at and for the eleven months ended November 30, 2014, do not contain required footnotes, are subject to year end adjustments and deviate from GAAP in certain other respects which, in the aggregate, do not cause such financial statements to fail to present fairly the financial position and results of operations of the Company at the date thereof and for the period covered by such statements.

(b)           Except (i) as disclosed in the most recent Financial Statements, (ii) incurred in the Ordinary Course of Business since December 31, 2013 or (iii) disclosed in Section 5.7 of the Company Disclosure Letter, as of the date hereof, the Company does not have any material Indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due, asserted or unasserted).

5.8           Absence of Changes or Events.  Since November 30, 2014, there has not been any event, change, occurrence or circumstance outside the Ordinary Course of Business or that has had or could reasonably be expected to have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, since November 30, 2014:

(a)           the Company has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than routine purchase orders and other sales made in the Ordinary Course of Business;

(b)           the Company has not entered into any Contract (or series of related Contracts) involving more than $50,000, other than purchase orders, or outside the Ordinary Course of Business;

(c)           no Person has accelerated, terminated, modified, or canceled any Contract (or series of related Contracts) to which the Company is a party or by which it is bound either involving more than $50,000 or outside the Ordinary Course of Business;

(d)           the Company has not agreed to the imposition of any Encumbrance upon any of its assets, tangible or intangible;

(e)           the Company has not made any capital expenditure (or series of related capital expenditures) either involving more than $50,000 or outside the Ordinary Course of Business;

(f)           the Company has not issued any note, bond or other debt security or created, incurred, assumed, or guaranteed any Indebtedness;

(h)           the Company has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

(i)           the Company has not canceled, compromised, waived or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

(j)           the Company has not issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock, as the case may be;

(k)           the Company has not experienced any damage, destruction or loss (whether or not covered by insurance) to its property in excess of $50,000;

(l)           the Company has not made any loan to, or entered into any other transaction with, any of its stockholders, directors, officers or employees;

(m)           the Company has not granted any increase in the compensation of any of its directors, officers, or employees or made any other change in employment terms for any of its directors, officers or employees or in the terms of its agreements with any independent contractors outside the Ordinary Course of Business;

(n)           the Company has not adopted, amended, modified or terminated any bonus, profit-sharing, incentive, stock option, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other employee benefit plan);

(o)           there has not been any change in the Tax or accounting principles, methods, practices, elections or procedures followed by the Company in connection with the business of the Company or any change in the depreciation or amortization policies or rates theretofore adopted by the Company in connection with the business of the Company; or

(p)           the Company has not entered into any obligation, whether written or oral, to do any of the foregoing.

5.9           Taxes.  (a)  (i) All Federal, state, local and foreign Tax returns, declarations, reports, information or other filings ("Tax Returns") required to be filed by or on behalf of the Company have been filed on a timely basis with the appropriate Governmental Authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns were true, correct and complete in all material respects; (ii) all Taxes due and payable have been fully and timely paid or are adequately provided for in the Financial Statements; (iii) no waivers of statutes of limitations have been given or requested with respect to any Tax Returns of the Company; and (iv) the Company has duly and timely withheld and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all Applicable Laws. There are no federal, state, local or foreign tax liens upon any of the property or assets of the Company, except for current Taxes not yet due and payable.

(b)           All deficiencies proposed or asserted or assessments made by the IRS or any other taxing authority of the Tax Returns of the Company have been fully paid or are adequately provided for in the Financial Statements.

(c)           The Company: (i) has not executed or entered into a closing agreement pursuant to Section 7121 of the Code or compromise pursuant to Section 7122 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign law or any other agreement relating to Taxes with any Governmental Authority; or (ii) has not agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by the Company, nor has the IRS proposed any such adjustment or change in accounting method, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the business or operations of the Company.

(d)           None of the assets of the Company is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986; (ii) "tax-exempt use property" within the meaning of Section 168(h)(l) of the Code; or (iii) tax exempt bond financed property within the meaning of Section 168(g) of the Code.

(e)           The federal income Tax Returns of the Company have been examined by the IRS, or the periods covered by such Tax Returns have been closed by applicable statute of limitations, for all periods through December 31, 2010.  The state income or franchise Tax Returns of the Company have been examined by the relevant taxing authorities, or the periods covered by such Tax Returns have been closed by applicable statute of limitations, in each case through at least December 31, 2010.

(f)           No Tax audits or other administrative or court proceedings are pending with regard to any Taxes for which the Company may be liable and no written notice of any such audit has been received by the Company.

(g)           The Company is not nor has been a member of, or was acquired from, any "affiliated group" (as defined in Section 1504 of the Code).  The Company is not a party to or bound by any agreement providing for the allocation or sharing of Taxes.

(h)           The performance of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any additional or subsequent event) result in any payment that would constitute an "excess parachute payment" within the meaning of Section 280G of the Code.

(i)           Correct and complete copies have been provided to Parent of (i) all Tax Returns and similar filings of the Company for each of its taxable years since 2010, and (ii) all audit reports issued since 2010 relating to Taxes due from the Company.

(j)           The Company has not been notified by any taxing authority that the Company may be required to file a Tax Return or similar document in any jurisdiction in which the Company does not currently file a Tax Return.

(k)           Except as set forth in Section 5.9(k) of the Company Disclosure Letter, none of the Stockholders is a "foreign person" within the meaning of Section 1445 of the Code.

For purposes of this Section 5.9, any reference to the Company shall include any corporation which merged with and into or was liquidated into the Company.

5.10           Employee Benefits.  (a)  Section 5.10(a) of the Company Disclosure Letter sets forth a complete and correct list of all "employee benefit plans," as defined in Section 3(3) of ERISA, and all other employee benefit plans or other benefit arrangements, including but not limited to all employment and consulting agreements and all disability,  severance, retention, vacation, company awards, salary continuation, sick leave, retirement, deferred compensation, bonus or other incentive compensation, stock and stock-related award, stock purchase, stock option or other equity-based compensation, hospitalization, medical insurance, life insurance, workers' compensation and educational assistance agreements, plans, policies and arrangements to which the Company or any of its ERISA Affiliates has any obligation to or liability for (contingent or otherwise) in respect of current or former employees or directors ("Benefit Plans").  Section 5.10(a) of the Company Disclosure Letter separately identifies each Benefit Plan subject to Title IV of ERISA.

(b)           Each of the Benefit Plans and its related trust intended to qualify under Sections 401(a) and 501(a) of the Code, respectively, so qualify and have been determined by the IRS to be so "qualified" under such Sections, as amended by the Tax Reform Act of 1986, and nothing has occurred with respect to the operation of any such plan which could cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

(c)           All contributions and premiums required to be made by law or by the terms of any Benefit Plan or any agreement relating thereto have been timely made (without regard to any waivers granted with respect thereto).  No Benefit Plan has any "accumulated funding deficiency" within the meaning of Section 302 of ERISA or Section 412 of the Code, nor has any waiver of the minimum funding standards of such Sections been required or granted by the IRS with respect to any Benefit Plan, nor has any lien in favor of any such plan arisen under Section 412(n) of the Code or Section 302(f) of ERISA.

(d)           The "benefit liabilities," as defined in Section 4001(a)(16) of ERISA, of each of the Benefit Plans subject to Title IV of ERISA using the actuarial assumptions that would be used by the Pension Benefit Guaranty Corporation in the event it terminated each such plan do not exceed the fair market value of the assets of each such plan.  The liabilities of each Benefit Plan that has been terminated or otherwise wound up, have been fully discharged in full compliance with Applicable Law.

(e)           True, correct and complete copies of the following documents (if applicable), with respect to each of the Benefit Plans, have been delivered to Parent: (i) the most recent plan document and related trust documents, and all amendments thereto, (ii) the Form 5500 and attached schedules filed with the IRS for the past three years, (iii) the financial statements and actuarial valuations for the past three years, (iv) the most recent IRS determination letter, (v) the most recent summary plan description and all related summaries of material modifications, and (vi) a description of any non-written Benefit Plan.

(f)           There are no Legal Proceedings pending or, to the knowledge of the Company, threatened in respect of or relating to any Benefit Plan (other than routine, uncontested benefit claims), and there are no facts or circumstances which could form the basis for any such Legal Proceeding.

(g)           Each of the Benefit Plans complies in all material respects, and the Company has administered and operated each of the Benefit Plans in material compliance with, its terms and all provisions of Applicable Law.  All amendments and actions required to bring each of the Benefit Plans into conformity in all material respects with all of the applicable provisions of ERISA, the Code and other Applicable Laws have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Closing Date and are disclosed on Section 5.10(g) of the Company Disclosure Letter.

(h)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, (i) result in any payment becoming due, or increase the amount of any compensation due, to any current or former director, officer or employee of the Company (other than receipt of the Merger Consideration and cash in lieu of any fractional share in respect of any Company Capital Stock owned by them), (ii) increase any benefits otherwise payable under any Benefit Plan, or (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits.

(i)           Except for retiree life insurance with an aggregate face amount of $20,000 provided to certain individuals, the Company does not provide, and is not obligated to provide, retiree life insurance or retiree health benefits (whether or not insured) to any current or former employee or director after his or her termination of employment with the Company.

(j)           Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability (contingent or otherwise) under Title IV that remains unpaid with respect to any "multiemployer plan" as defined in Section 4001(a)(3) of ERISA.

5.11           Environmental Matters.  Except as set forth in Section 5.11 of the Company Disclosure Letter:

(a)           The Company has complied in all material respects with all Environmental, Health, and Safety Laws, and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

(b)           The Company has no material Liability and has not handled or disposed of any substance, arranged for the disposal of any substance, exposed any employee or other individual to any substance in excess of such amounts as are customary in businesses similar to that of the Company and otherwise in compliance with applicable laws, or exposed any employee or other individual to any condition or owned or operated any property or facility in any manner that could form the basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against the Company giving rise to any material Liability for damage to any site, for any illness of or personal injury to any employee or other individual, or for any reason under any Environmental, Health, and Safety Law.

(c)           All properties and equipment owned by, or used in the business of, the Company have been free of any Hazardous Substances in excess of such amounts as are customary in businesses similar to that of the Company and otherwise in compliance with applicable laws.

5.12           Personnel Matters.  (a)  Section 5.12(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of all officers, directors, employees, consultants and sales agents (by type or classification) of the Company and their respective rates of compensation, including (i) the portions thereof attributable to bonuses, (ii) any other salary, bonus, equity participation, fee, commission, or other compensation arrangement made with or promised to any of them, and (iii) all employment, consulting and agency agreements (true and complete copies of which have been provided to Parent).

(b)           The Company is not a party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to their employees.  No labor organization or group of employees of the Company has made a pending demand for recognition, and within the preceding three years, there have been no representation or certification proceedings, or petitions seeking a representation proceeding, pending or, to the best knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to the Company.  Within the preceding three years, there has been no organizing activity involving the Company pending or, to the best knowledge of the Company, threatened by any labor organization or group of employees of the Company.

(c)           There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the best knowledge of the Company, threatened against or involving the Company and (iii) no unfair labor practice charges, grievances or complaints pending or, to the best knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company, and there are no facts or circumstances which could form the basis for any of the foregoing.

(d)           There has been no "mass layoff" or "plant closing" as defined by the Worker Adjustment and Retraining Notification Act ("WARN") with respect to the Company within the six (6) months prior to the date hereof and there has been no "employment loss" as defined by WARN within the ninety (90) days prior to the date hereof.

(e)           Except as set forth in Section 5.12(e) of the Company Disclosure Letter, there are no material complaints, charges or claims against the Company pending or, to the knowledge of the Company, threatened to be brought or filed with any Governmental Authority in which an employee or former employee of the Company is a party or a complainant based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment by the Company of any individual, including any claim for workers' compensation or under the Occupational Safety and Health Act of 1970, as amended, which such complaints, charges and claims set forth in Section 5.12(e) of the Company Disclosure Letter would have, singly or in the aggregate, a Material Adverse Effect with respect to the Company even if each were resolved adversely to the Company, and there are no facts or circumstances which could from the basis for any of the foregoing.

(f)           Hours worked by and payments made to employees of the Company have not been in material violation of the Federal Fair Labor Standards Act or any other Applicable Law dealing with such matters.

(g)           The Company is in compliance in all material respects with all Applicable Laws relating to equal opportunity/non-discrimination in employment or termination of employment of labor (including leased workers and independent contractors), including all such Applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers' compensation, pay equity and the collection and payment of withholding and/or social security taxes and similar Taxes. Each individual employed by the Company has presented legal proof of his or her identity and authorization to work in the relevant jurisdiction of the Company and is either (i) a citizen of the relevant jurisdiction or lawful permanent resident entitled to work or (ii) a nonimmigrant possessing a current, valid authorization issued by U.S. Citizenship and Immigration Services (or equivalent foreign border control agency) permitting employment by the Company.

5.13           Litigation.  There are no Legal Proceedings against or affecting the Company or its properties or assets pending or, to the knowledge of the Company, threatened, and to the Company’s knowledge, there are no facts or circumstances which could form the basis for any such Legal Proceeding.  The Company is not a party or subject to or in default under any Order of any Governmental Authority applicable to it or to its properties or assets.

5.14           Real Property.  (a) The Company does not own any real property other than the Company Real Property described on Section 5.14(a)-1 of the Company Disclosure Letter.  The Company Real Property constitutes all of the real property necessary for the operation of the Business.  Other than the Encumbrances described on Section 5.14(a)-2 of the Company Disclosure Letter  Company is the lawful owner of the Real Property and enjoys peaceful and undisturbed possession of the Real Property free and clear of all Encumbrances other than Permitted Encumbrances.  The Real Property has no defects which could materially impair the day to day use thereof for the conduct of the Business as currently conducted.  To the Company’s Knowledge, the current use of the Real Property is authorized under town planning and zoning law free from any conditions prejudicial to the carrying out of the Business; and no violations, notices or complaints have been received in relation to the Real Property from any Governmental Body or other party.

(b) Except as set forth in Section 5.14(b) of the Company Disclosure Letter, the Company is not party to any lease or sublease of real property, whether as lessee or lessor.

5.15           Contracts.     (a)   Section 5.15(a) of the Company Disclosure Letter contains a true and correct list of all Contracts, oral or written, to which the Company is party, and in the case of oral Contracts, a description of the material terms thereof, provided, however a Contract need not be listed on Section 5.15(a) if it (i) concerns the employment of Personnel, (ii) involves the payment or receipt of no more than $25,000, (iii) is a purchase order entered into in the Ordinary Course or (iii) can be terminated solely by the Company on no more than 30 days notice without liability to the Company of more than $10,000.

(b)    Each of the Contracts is in full force and effect and there exists no Default under any Contract by the Company or, to the Knowledge of the Company, any other party to such Contracts or any event which, with the passage of time, will create a Default thereunder by the Company or, to the Knowledge of the Company, any other party to such Contracts.  Except as set forth in Section 5.15(b) of the Company Disclosure Letter, no consent of any party to the Contracts is required as a result of the transactions contemplated by this Agreement.

(c)      The Company has not received notice (written or oral) of any threatened termination, cancellation, or limitation of, or any amendment, modification, or change to any Contract.

(d)      Except as indicated on Section 5.15(d)-1 of the Company Disclosure Letter, no Related Person of the Company has or had any material interest in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to the Business.  Except as disclosed in Section 5.15(d)-2 of the Company Disclosure Letter, the Company does not have nor does any Related Person of the Company own, or has ever owned, of record or as a beneficial owner, a material equity interest or any other material financial or profit interest in any Person that has had business dealings or a material financial interest in any transaction with the Company. Except as set forth in Section 5.15(d)-3 of the Company Disclosure Letter, no Related Person of the Company is a party to any Contract with, or has any claim or right against, the Company.

5.16           Intellectual Property.   (a)  The Company is the sole and exclusive owner of, and has a valid right to use, all Intellectual Property and Technology material to its operations (the "Intellectual Property Rights"), free and clear of all Encumbrances (except for the license terms of any licensed Intellectual Property, Technology or Software, as indicated on Section 5.16(a) of the Company Disclosure Letter).

(b)           Except as set forth in Section 5.16(b) of the Company Disclosure Letter, the Company is not, nor as a result of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance by the Company of its obligations hereunder will it be, in breach of any Contract relating to the Intellectual Property Rights, except for such breaches as would not, individually or in the aggregate, have a Material Adverse Effect.

(c) (i)           Each patent, trademark, service mark and copyright owned by the Company which is necessary for or otherwise material to the Company's business as currently conducted is subsisting, valid and enforceable and has not been cancelled, expired or abandoned; (ii) the Company as of the date hereof is not the subject of any pending or, to the Company's knowledge, threatened Legal Proceedings which involve a claim of infringement of, claim of unauthorized use or claim of violation of any Intellectual Property of any Third Party or challenging the ownership, use, validity or enforceability of any of the Intellectual Property Rights or received notice of any such threatened claim, and to the Company’s Knowledge there are no facts or circumstances which could form the basis for any such Legal Proceedings; (iii) to the Company's knowledge, the manufacturing, marketing, licensing or sale of the Company's Products in the manner currently manufactured, marketed, sold or licensed, and the conduct of the business as presently conducted do not infringe, constitute an unauthorized use of or violate any Intellectual Property of any Third Party.

(d)           Section 5.16(d) of the Company Disclosure Letter lists all patents and patent applications, trademark and service mark applications and registrations, and registered copyrights included in the Intellectual Property Rights, including the jurisdictions in which each such Intellectual Property Right has been issued or registered or in which any such application for such issuance and registration has been filed.

(e)           Section 5.16(e) of the Company Disclosure Letter sets forth a complete and accurate list of (i) all Contracts granting to Third Parties any right to use or practice any rights under any of the Intellectual Property Rights and (ii) all Contracts permitting the Company to use any Intellectual Property of Third Parties (collectively, the "Intellectual Property Licenses").  The Intellectual Property Licenses are valid and binding obligations of the Company enforceable in accordance with their terms, and the Company is not in material breach or default thereunder.  Except as set forth in Section 5.16(e) of the Company Disclosure Letter, the Company is not required or obligated to pay any royalties or compensation to any Third Party for the use of any Intellectual Property Rights or other Intellectual Property or Technology necessary for, of importance in the conduct of or material to the business of the Company as presently conducted.

(f)           The principal Intellectual Property Rights material to the business of the Company as presently conducted are rights relating to know-how utilized in the manufacture of products.  Although the Company has taken reasonable steps to protect such know-how and has not disclosed the same to any Third Party, other than pursuant to a non-disclosure agreement that protects the Company's proprietary interests in and to such know-how, the Company has not required its employees generally to execute non-disclosure agreements in favor of the Company.

(g)           No Third Party, to the knowledge of the Company, is infringing upon, violating, misusing or misappropriating the Intellectual Property Rights and no such claims have been made against a Third Party by the Company.  To the Knowledge of Company, no infringement claims are pending against any Intellectual Property used but not owned by the Company.

(h)           The consummation of the transactions contemplated hereby will not result in the loss or impairment, in any material respect, of the Surviving Company's right to own or use any of the Intellectual Property Rights.

5.17           Tangible Assets.  Except as set forth in Section 5.17 of the Company Disclosure Letter, the Company owns or has valid leases for all machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted and as presently proposed to be conducted. Each such tangible asset is free from all material defects (patent and latent), has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The tangible assets owned or leased by the Company are sufficient to conduct its business as it is currently being conducted.  Except as set forth in Section 5.17 of the Company Disclosure Letter, all machinery, equipment and other tangible assets owned by the Company are free and clear of all Encumbrances.  Parent acknowledges that its personnel have had the opportunity to inspect the Company’s tangible assets, including its machinery and equipment.

5.18           Accounts Receivable; Accounts Payable.  The Company has provided Parent with a complete and accurate aged list of all accounts receivable and accounts payable of November 30, 2014. All such accounts receivable represent, and all accounts receivable on the Closing Date will represent, sales actually made or services actually performed in the Ordinary Course of Business in bona fide transactions completed in accordance with the terms and provisions contained in any documents relating thereto, and will not be subject to any defenses, counterclaims, or rights of setoff other than those arising in the Ordinary Course of Business and for which adequate reserves will have been established and are fully collectible to the extent not reserved for in the balance sheet on which they are shown

5.19           Powers of Attorney; Bank Accounts.  There are no outstanding powers of attorney executed on behalf of the Company.  Section 5.19 of the Company Disclosure Letter sets forth all bank accounts of the Company.

5.20           Insurance.  Section 5.20 of the Company Disclosure Letter identifies each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) currently in effect to which the Company is a party, a named insured, or otherwise the beneficiary of coverage. With respect to each such insurance policy:  (A) the policy is legal, valid, binding, enforceable and in full force and effect; (B) neither the Company nor, to the Knowledge of the Company, any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute or form the basis for such a breach or default by, or permit termination, modification, or acceleration, under the policy; and (C) no party to the policy has repudiated any provision thereof.  Copies of such policies have been provided to Parent.  Section 5.20 of the Company Disclosure Schedule describes any self-insurance arrangements affecting the Company. The Company has not been refused any insurance by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the past five (5) years.  There are no outstanding requirements or recommendations by any current insurer or underwriter of the Company which require or recommend changes in the conduct of the Company’s business, or require any repairs or other work to be done with respect to any of the Company’s assets, properties or operations.  All premiums payable under all such policies have been paid and the Company is otherwise in full compliance with the terms and conditions of all such policies.

5.21           Relationships with Customers and Suppliers.  (a) The Company believes that the relationships of the Company with its existing customers and suppliers are sound, and there is no basis to believe that any of the primary customers or suppliers of the Company will materially and adversely change the manner in which they currently conduct business with the Company.  The Company does not know of any written or oral communication, fact, event or action which exists or has occurred within 120 days prior to the date of this Agreement which would indicate that any of the following shall terminate or materially reduce its business with the Company:

(i) any current customer of the Company which accounted for over five percent of total net sales of the Company for its most recently completed fiscal year; or

(ii) any current supplier to the Company of items essential to the conduct of the business, which items cannot be replaced at comparable cost and the loss of which could reasonably be expected to have a Material Adverse Effect on the Company.

(b) Since the date of the Financial Statements no customer (or group of customers) purchasing in the aggregate of $250,000 in products and services on a yearly basis has terminated its relationship with the Company.

        5.22                      Inventories.     (a)  All inventory reflected on the Balance Sheet or included in the computation of the Net Working Capital as of the Closing Date (“Inventory”), except Inventory in transit and Inventory sold or disposed of in the Ordinary Course of Business since November 30, 2014, consistent with past practices (i) is now and at the Closing Date will be located on the Premises, other than certain work-in-progress Inventory that, in the Ordinary Course of Business, is located offsite with subcontractors or otherwise, (ii) has been or will be acquired by the Company only in bona fide transactions entered into in the Ordinary Course of Business, (iii) is of good and merchantable quality except to the extent adequately reserved for in the Balance Sheet, (iv) is not now and at the Closing Date will not be subject to any write-down or write-off in excess of the reserves established, and (v) is valued at the lesser of cost or net realizable market value, with appropriate adjustments for obsolete, damaged, discontinued and slow moving Inventory in accordance with GAAP.  Except as described in Section 5.22 of the Company Disclosure Letter, the Company has now and on the Closing Date will have valid legal title to its Inventory free and clear of any Liens, other than Permitted Encumbrances, except for inventory valued at approximately $130,000 received from a customer more than 5 years ago on which the Company has performed services and which the customer has failed to pick up.   The Company has no obligation with respect to the return of Inventory in the possession of wholesalers, retailers, or other customers. Inventory levels are not in excess of the normal operating requirements of the Company in the Ordinary Course of Business.

        (b)   All finished goods Inventory has been manufactured in conformity with all applicable contractual commitments and all express and implied warranties.  Section 5.22(b)-1 of the Disclosure Letter includes copies of the Company’s standard terms and conditions of sale.  No product manufactured, sold, leased, or delivered by the Company is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale set forth in Section 5.22(b)-1 of the Company Disclosure Letter and the Contracts to which the Company is a party.  Section 5.22(b)-2 of the Company Disclosure Letter contains a list of all pending warranty claims.

        (c)     Except as set forth in Section 5.22(c) of the Company Disclosure Letter, in respect of any item included in Inventory as of the Closing Date which is the subject of a contract or purchase order providing for a fixed priced, the portion of the purchase price received to date by the Company plus the amount included in accounts receivable or inventory (work in progress), represents an equitable allocation of the price for such item based on the costs incurred by the Company with respect to the production of such item to date and the costs reasonably anticipated by the Company that remain to be incurred to complete such item.

         5.23   Related Party Transactions.                                                                No director or officer of the Company, nor any Stockholder or other Affiliate of the Company or of any such director or officer (i) has borrowed any money from or has outstanding, directly or indirectly, any Indebtedness or other similar obligations to the Company; (ii) owns any direct or indirect interest in, or controls or is a director, officer or partner of, or consultant or lender to, or borrower from, or has the right to participate in the profits of, any Person which is a competitor, supplier, customer, landlord, tenant, lessor, lessee, creditor or debtor of the Company; or (iii) is a party to any Contract with the Company other than his or her employment agreement, as the case may be, and, in the case of Richard Lavieri, his agreement to provide legal services to the Company.

      5.24    Change in Control. The consummation of the transactions contemplated hereby shall not (either alone or upon the occurrence of additional acts or events) result in any payment or payments becoming due from the Company to any Person or give any person the right to terminate or alter the provisions of any Contract to which the Company is a party, except for the obligation arising to Dolinsky Associates, LLC as described in the following section

     5.25    Brokers' Fees.  Except for Dolinsky Associates LLC, neither the Company, any of its officers, directors or employees, nor any Stockholder has taken any action or entered into any agreement likely to result in any Liability or obligation on the part of the Company or Parent to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

     5.26    Disclosure.  The representations and warranties contained in this Article V together with the Company Disclosure Letter do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article V not misleading.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub jointly and severally represent and warrant to the Company that the statements contained in this Article VI are correct and complete as of the date hereof.

6.1           Organization and Authority.  (a)  Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation with all requisite power to enable it to own, lease and operate its assets and properties and to conduct its business as currently being conducted and is qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it requires such qualification, except to the extent the failure so to qualify would not have a Material Adverse Effect with respect to Parent.  Complete and correct copies of the articles or certificate of incorporation and bylaws, each as amended to date, of Parent and Sub have been delivered to the Company.  Such articles or certificates of incorporation and bylaws are in full force and effect.

(b)           Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement, the Escrow Agreement and the Closing Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Parent and Sub.  This Agreement has been duly executed and delivered by each of Parent and Sub, and the Escrow Agreement and the Closing Agreements will at the Closing have been duly executed and delivered by Parent, and this Agreement constitutes the legal, valid and binding obligation of Parent and Sub, and the Escrow Agreement and the Closing Agreements will at the Closing constitute the legal, valid and binding obligations of Parent, enforceable against Parent and Sub in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity.

       6.2    Capitalization. (a)  As of the date hereof, the authorized capital stock of Parent consists of 1,000,000 shares of preferred stock and 25,000,000 shares of Parent Common Stock, of which, as of December 31, 2014, no shares of preferred stock and 7,101,387 shares of Parent Common Stock were issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable.  Other than as described in the Parent SEC Documents or in Section 6.2 of the letter from Parent, dated the date hereof, addressed to the Company (the "Parent Disclosure Letter"), no shares of the capital stock of Parent are authorized, issued or outstanding, or reserved for any other purpose, and there are no options, warrants, convertible or exchangeable securities or other rights, agreements, arrangements or commitments of any character to which Parent is a party relating to the issued or unissued capital stock of Parent or any obligation of Parent to grant, issue or sell any shares of capital stock of Parent by sale, lease, license or otherwise.  Except as disclosed in the Parent SEC Documents or in Section 6.2 of the Parent Disclosure Letter, Parent has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote or which are convertible into or exercisable for securities having the right to vote with the stockholders of Parent on any matter.  Except as set forth in Section 6.2 of the Parent Disclosure Letter, to Parent's knowledge, there are no voting trusts or other agreements or understandings with respect to the voting of the capital stock of Parent.

(b)           As of the date hereof, the authorized capital stock of Sub consists of 1,000 shares of common stock, without par value, of which 100 shares are issued and outstanding and held by Parent, and all such issued and outstanding shares are duly authorized, validly issued, fully paid and non-assessable.

(c)           The shares of Parent Common Stock issued to the Stockholders upon the consummation of the Merger will be, when issued, duly authorized, validly issued, fully paid and non-assessable and will not be subject to preemptive rights created by statute, Parent's articles of incorporation or bylaws or any Contract to which Parent is a party or by which Parent is bound.

       6.3    No Conflicts.  Subject to obtaining the Parent Consents, the execution and delivery of this Agreement by Parent and Sub do not, and the execution and delivery of the Escrow Agreement and the Closing Agreements at the Closing will not, and the consummation by Parent and Sub of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Encumbrances upon any of the properties or assets of Parent or Sub under, any provision of (i) the articles or certificate of incorporation and bylaws of Parent and Sub, (ii) any Contract or Permit to which Parent or Sub is a party or by which any of their properties or assets may be bound or subject, (iii) any Order of any court, Governmental Authority or arbitrator applicable to Parent or Sub or their properties or assets, or (iv) any law, statute, rule, regulation or judicial or administrative decision applicable to Parent or Sub; except in the case of clauses (ii), (iii) and (iv), such conflicts, violations and defaults, termination, cancellation and acceleration rights and entitlements and Encumbrances that in the aggregate would not hinder or impair the consummation of the transactions contemplated hereby or have a Material Adverse Effect with respect to Parent.

     6.4           Consents.  Except for (i) as set forth in Section 6.4 of the Parent Disclosure Letter, (ii) the filing of such reports required under the Exchange Act and (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Connecticut (the items in clauses (i) through (iii) being collectively referred to herein as "Parent Consents"), no consents, approvals, licenses, permits, orders or authorizations of, or registrations, declarations, notices or filings with, any Governmental Authority or any Third Party are required to be obtained or made by or with respect to Parent or Sub in connection with the execution, delivery and performance of this Agreement, the Escrow Agreement and the Closing Agreements or the consummation of the transactions contemplated hereby or thereby or the taking by Parent or Sub of any other action contemplated hereby or thereby, which, if not obtained or made, would have a Material Adverse Effect with respect to Parent.

    6.5           Parent SEC Documents.  Parent has filed on a timely basis (and made available to the Company) copies of all required reports, schedules, registration statements and definitive proxy statements with the SEC since January 1, 2014 (as such documents have since the time of their filing been amended, the "Parent SEC Documents").  As of their respective dates, the Parent SEC Documents (including any financial statements filed, to be filed or required to have been filed as a part thereof) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of Parent included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present (subject, in the case of the unaudited financial statements, to normal, recurring audit adjustments, which were not individually or in the aggregate material) the consolidated financial position of Parent and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

    6.6           Absence of Changes or Events.  Except as disclosed in the Parent SEC Documents, since the date of the most recent audited financial statements included in the Parent SEC Documents, there have not occurred any changes, occurrences or other events or conditions of any character that, in the aggregate, have or would reasonably be expected to have, a Material Adverse Effect with respect to Parent or on the ability of Parent to perform its material obligations under this Agreement.

   6.7           Brokers and Intermediaries.  Except as set forth on Section 6.7 of the Parent Disclosure Letter, neither Parent, Sub nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated by this Agreement.

   6.8           Disclosure.  The representations and warranties contained in this Article VI together with the Parent Disclosure Letter do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VI not misleading.

ARTICLE VII

COVENANTS RELATING TO CONDUCT OF BUSINESS

   7.1           Conduct of Business of the Company.  Except as otherwise expressly permitted by the terms of this Agreement, from the date hereof to the Effective Time, the Company shall carry on its business in the ordinary course in substantially the same manner as presently conducted and use its reasonable best efforts consistent with past practices to preserve its relationships with customers, suppliers and others with whom the Company deals.  The Company shall not take any action that would, or that is reasonably likely to, result in any of the representations and warranties of the Company set forth in Article V being untrue in any material respect as of the Closing Date or in any of the conditions to the consummation of the Merger set forth herein not being satisfied.  In addition, and without limiting the generality of the foregoing, except as otherwise expressly permitted by the terms of this Agreement, during the period from the date hereof to the Effective Time, the Company shall not, without the written consent of Parent, which decision regarding consents shall be made promptly (in light of its circumstances) after receipt of notice seeking such consent:

(i) amend its certificate of incorporation, bylaws or other comparable organizational documents;

(ii) redeem or otherwise acquire any shares of its capital stock, or issue any capital stock or any option, warrant or right relating thereto or any securities convertible into or exchangeable for any shares of its capital stock, or split, combine or reclassify any of its capital stock or issue any securities in exchange or in substitution for shares of its capital stock;

(iii) other than annual salary adjustments made in the ordinary course in January, grant or agree to grant to any employee any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing benefit plan, except as may be required under existing agreements in the Ordinary Course of Business as set forth in Section 7.1(iii) of the Company Disclosure Letter;

(iv) merge, amalgamate or consolidate with any other entity in any transaction, sell all or any substantial portion of its business or assets, or acquire all or substantially all of the business or assets of any other Person;

(v) enter into or amend any employment, consulting, severance, change in control or similar agreement with any Person;

(vi) declare, set aside or make any dividends, payments or distributions in cash, securities or property to the stockholders of the Company, whether or not upon or in respect of any share of Company Capital Stock;

(vii) incur or assume any Indebtedness, except Indebtedness incurred in the Ordinary Course of Business;

(viii) voluntarily grant any material Encumbrance on any of its material assets, other than Encumbrances that are incurred in the Ordinary Course of Business;

(ix) make any change in any Tax method or method of accounting or any Tax or accounting practice or policy, except as required by Applicable Law or GAAP;

(x) make or incur any capital expenditures or investments in excess of $50,000;

(xi) abandon, surrender, terminate or amend in any materially adverse manner the terms of any material Permit or Contract, or waive any material right or claim;

(xii) enter into any Contract, understanding or commitment that restrains, limits or impedes the Company's or Parent's ability to compete with or conduct any business or line of business in any geographic area;

(xiii) enter into any material Contract with, or make any loan or advance to, any Affiliate of the Company or any stockholder or Affiliate thereof;

(xiv) enter into, or amend the terms of, any Contract, relating to interest rate swaps, caps or other hedging or derivative instruments relating to Indebtedness of the Company;

(xv) make, change or revoke any Tax election or enter into any Contract or settlement with any Taxing authority; or

(xvi) agree or commit, whether in writing or otherwise, to do any of the foregoing.

   7.2           Access to Information.  (a)  From the date hereof until the Closing Date, the Company shall permit Parent and its representatives to have access to the management, facilities, customers, suppliers, accounts, books, stock transfer records and other records (including budgets, forecasts and personnel files and records), Contracts and other materials of the Company reasonably requested by Parent or such representatives and to make available to Parent and its representatives the officers, employees and independent accountants of the Company for interviews for the purpose, among other things, of verifying the information furnished to Parent.  Such access shall be conducted by Parent and its representatives during normal business hours, upon reasonable advance notice and in such a manner as not to interfere unreasonably with the business or operations of the Company.

   (b)           Each of the Company and Parent agrees that it will not, and will cause each of their respective Affiliates and representatives not to use any information obtained pursuant hereto (the "Confidential Information") for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.  Each party will treat refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to the other party or destroy, at the request and option of such other party, all tangible embodiments (and all copies) of the Confidential Information which are in its possession.  In the event that any party is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such party will notify the other party promptly of the request or requirement so that such other party may seek an appropriate protective order or waive compliance with the provisions of this Section 7.2.  If, in the absence of a protective order or the receipt of a waiver hereunder, such party is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such party may disclose the Confidential Information to such tribunal; provided, however, that such party shall use its best efforts to obtain, at the reasonable request of the other party, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the other party shall designate. The foregoing provisions shall not apply to any information which is generally available to the public immediately prior to the time of disclosure.

ARTICLE VIII

ADDITIONAL AGREEMENTS

     8.1           Reasonable Efforts.  Each of the parties hereto agrees to use reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including (a) the obtaining of all necessary actions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authorities, (b) the obtaining of all necessary consents, approvals or waivers from Third Parties and (c) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.  In furtherance of the foregoing, Parent and the Company each shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with obtaining any consents required to be obtained by it hereunder.

     8.2           Supplemental Disclosure.  The Company shall promptly notify Parent of, and furnish Parent with, any information it may reasonably request with respect to, any event or condition or the existence of any fact that would cause any of the conditions to Parent's obligation to consummate the Merger not to be completed, and Parent shall promptly notify the Company of, and furnish the Company any information it may reasonably request with respect to, any event or condition or the existence of any fact that would cause any of the conditions to the Company's obligation to consummate the Merger not to be completed.

     8.3           Announcements.  Prior to the Closing, neither the Company nor Parent will issue any press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated hereby without the prior consent of the other (which consent shall not be unreasonably withheld), except as may be required by Applicable Law or rules of the NYSE MKT (including, without limitation, pursuant to the Federal securities laws), in which event the party required to make the release or announcement shall allow the other party reasonable time, in light of the circumstances, to comment on such release or announcement in advance of such issuance.

     8.4           No Solicitation.  (a)  The Company and the Stockholders shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by the Company or any Company Representatives (as hereinafter defined) with respect to any Acquisition Proposal.  From the date hereof until the Effective Time, the Company shall not, nor shall it authorize or permit any of its officers, directors, employees, agents, stockholders or representatives (collectively, "Company Representatives") to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or assistance) the making of any Acquisition Proposal from any Third Party.

    (b)           The Company shall promptly notify Parent in writing of any Acquisition Proposal within 24 hours of the receipt thereof, including the identity of the Third Party making the Acquisition Proposal and the material terms thereof.  The Company shall keep Parent informed of the status of any Acquisition Proposal.

    (c)           As used in this Agreement, "Acquisition Proposal" shall mean any proposal or offer for a tender or exchange offer, merger, consolidation or other business combination involving the Company or any proposal to acquire in any manner a substantial equity interest in or a substantial portion of the assets of the Company.

    8.5           No Trading. From the date hereof until the earlier of thirty (30) days after the termination of this Agreement and two days after the Closing Date the Stockholders will not trade in the securities of the Parent including entering into short selling or hedging transactions nor shall they advise others to do so.

    8.6           Parent Common Stock. (a)  Each certificate issued to the Stockholders representing the Parent Common Stock will be imprinted with a legend substantially in the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION AND IN RELIANCE UPON THE REPRESENTATION BY THE HOLDER THAT THEY HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO RESALE OR FURTHER DISTRIBUTION IN VIOLATION OF APPLICABLE LAW.  SUCH SHARES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, HYPOTHECATED, NOR WILL ANY ASSIGNEE OR ENDORSEE HEREOF BE RECOGNIZED AS AN OWNER HEREOF BY THE ISSUER FOR ANY PURPOSE, UNLESS A REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO SUCH SHARES SHALL THEN BE IN EFFECT OR UNLESS THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION SHALL BE ESTABLISHED TO THE REASONABLE SATISFACTION OF COUNSEL OF THE ISSUER.

(b)   At such time as any Stockholder desires to transfer any of the Parent Common Shares received in connection with the Merger and such shares are eligible for sale pursuant to Rule 144, subject to applicable law, Parent, at its expense, shall cause its counsel promptly after a request therefore to cooperate with the Shareholder to effectuate the transfer and to issue an opinion to the effect that such Shareholder may transfer the Parent Common Shares as desired without registration under the Securities Act.

8.7  Refinancing of Certain Indebtedness. Prior to the Closing, Parent will use reasonable commercial efforts to refinance the Company’s existing bank indebtedness and existing capital leases, which at November 30, 2014 were approximately $4,070,000 in the aggregate and, in all events, will cause any individual which has personally guaranteed such bank debt or capital leases to be relieved of any liability therefor.

8.8    2014 Audited Financial Statements.  (a)  At such time as they become available the Company shall provide to Parent its monthly financial reports and its audited financial statements for the year ended December 31, 2014 (the "2014 Audited Financial Statements").

8.9  Further Assurances.  Each of the parties hereto shall execute such documents and other instruments and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and to evidence the consummation of the transactions contemplated by this Agreement.

8.10 Offer of Continued Employment to Employees of Company. Parent shall cause the Surviving Corporation to offer employment to the employees of the Company as of the Closing Date at existing salary and wage levels and provide employee benefits substantially similar to those offered to the employees of Parent. Further, it is the Parent’s intention to cause the Sub to negotiate an employment agreement with Christopher Haddad.

         8.11 Covenant Not to Compete. Each Stockholder agrees that for a period of five years commencing on the Closing Date, he will not, either directly or indirectly, own, manage, operate, join, control or participate in the ownership, management, operation or control of, any business, whether in corporate, proprietorship or partnership form or otherwise where such business is engaged in a business located east of the Mississippi River competitive with that of the Company.  Notwithstanding the foregoing, nothing contained herein shall prevent a Stockholder from continuing to own or participate in any business which he owns or participates in as of the date hereof or from owning up to three percent (3%) of the voting capital stock of a publicly-held entity. The Parties hereto specifically acknowledge and agree that the foregoing covenant and agreement is made and given by Stockholders in connection with the sale of the Company and the good will associated therewith and in order to protect and preserve to the Parent the benefit of its bargain in the purchase of the Company, that the remedy at law for any breach of the foregoing will be inadequate, and that the Parent, in addition to any other relief available to it, shall be entitled to seek temporary and permanent injunctive relief without the necessity of proving actual damage or posting any bond in connection with the issuance of such temporary or permanent injunction.

ARTICLE IX

CONDITIONS PRECEDENT

    9.1           Conditions to Each Party's Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

     (a)           No Injunctions or Restraints.  No statute, rule, regulation, injunction, restraining order or decree of any court or Governmental Authority of competent jurisdiction shall be in effect which restrains or prevents the transactions contemplated hereby.

    9.2           Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Parent:

     (a)           Representations and Warranties.  The representations and warranties of the Stockholders and the Company made hereunder shall be true and correct in all material respects on and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties speak as of an earlier date).

    (b)           Agreements.  The Company shall have performed and complied in all material respects with all of its respective undertakings, covenants, conditions and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing.

    (c)           No Material Adverse Change.  There shall not have occurred any fact, change, condition or occurrence which had, or which is reasonably likely to cause, a material adverse effect on the business, results of operations, properties, assets, condition (financial or otherwise) or prospects of the Company.

    (d)   Officer’s Certificate.  At the Closing Parent shall have received a certificate from the Company dated the Closing Date signed by an authorized officer of the Company certifying to the fulfillment of the conditions set forth in the preceding clauses (a), insofar as it relates to the representations and warranties of the Company, (b) and (c).

    (e)           No Adverse Proceedings.  There shall not be in effect any action, suit, or Legal Proceedings before any court or Governmental Authority or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge that would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (C) affect adversely the right of Parent to own the capital stock of the Surviving Corporation, or (D) affect adversely the right of the Surviving Corporation to own the all of assets of the Company and to operate the entire business of the Company (and no such injunction, judgment, order, decree, ruling, or charge is in effect).

    (f)           Consents.  All Company Consents shall have been obtained, except where the failure to obtain any such consent would not have a Material Adverse Effect with respect to the Company or Parent, as the case may be.

    (g)           Escrow Agreement.  The Escrow Agreement, substantially in the form attached hereto as Exhibit 9(2)(g), (the "Escrow Agreement") shall have been duly executed and delivered by each of the parties thereto.

     (h)           Employment Agreements.  John N. Lavieri and Christina Lavieri shall have executed and delivered to Parent a copy of the employment agreement with the Surviving Corporation the form of Exhibits 9.2(h) A and B, respectively (the "Employment Agreements").

     (i)           Appraisal Rights.  No stockholder of the Company shall have made any demand to exercise, or taken any other step to effect, such stockholder's appraisal rights pursuant to Section 33-856 of the CBCA.

     (j)           FIRPTA Affidavits.  Each of the Stockholders shall have provided Parent with an affidavit of non-foreign status that complies with Section 1445 of the Code.

        (l)  Corporate Proceedings and Documents.  All corporate proceedings taken by the Company in connection with the transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in all material respects to Parent and Parent shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

    9.3           Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by the Company:

     (a)           Representations and Warranties.  The representations and warranties of Parent and Sub made hereunder shall be true and correct in all material respects on and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties speak as of an earlier date).

     (b)           Agreements.  Parent and Sub shall have performed and complied in all material respects with all of their respective undertakings, covenants, conditions and agreements required by this Agreement to be performed or complied with by Parent and Sub prior to or at the Closing.

     (c)  Officer’s Certificate.  At the Closing Parent the Company shall have received a certificate from Parent dated the Closing Date signed by an authorized officer of Parent certifying to the fulfillment of the conditions set forth in the preceding clauses (a) and (b).

     (d)           Employment Agreements.  The Surviving Corporation shall have entered into the Employment Agreements with John N. Lavieri and Christina  Lavieri.

     (e)   Escrow Agreement.  The Escrow Agreement shall have been executed and delivered by Parent.

     (f)           Corporate Proceedings and Documents.  All corporate proceedings taken by Parent and Sub in connection with the transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in all material respects to the Company and the Company's counsel, and the Company and the Company's counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

ARTICLE X

TERMINATION AND AMENDMENT

    10.1   Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

     (a)           by mutual written consent of the Company, on the one hand, and Parent on the other hand;

     (b)           by Parent, if any of the conditions set forth in Section 9.1 or 9.2 shall have become incapable of fulfillment, and shall not have been waived by Parent, or if the Company shall breach in any material respect any of its representations, warranties or obligations hereunder;

     (c)           by the Company, if any of the conditions set forth in Section 9.1 or 9.3 shall have become incapable of fulfillment, and shall not have been waived by the Company, or if Parent or Sub shall breach in any material respect any of their representations, warranties or obligations hereunder;

    (d)           by either the Company or Parent, if the Merger shall not have been consummated on or before March 31, 2015.

Notwithstanding the foregoing, a party shall not be permitted to terminate this Agreement pursuant to clause (b), (c) or (d) hereof if such party is in breach of any of its representations, warranties, covenants or agreements contained in this Agreement and such breach would have a Material Adverse Effect on such party or on the ability of such party to consummate the Merger pursuant to the terms hereof.

10.2                      Effect of Termination.  In the event of termination by the Company or Parent pursuant to Section 10.1, written notice thereof shall promptly be given to the other parties and, except as otherwise provided herein, the transactions contemplated by this Agreement shall be terminated, without further action by any party.  Notwithstanding the foregoing, nothing in this Section 10.2 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of the Company, on the one hand, and Parent and Sub, on the other hand, to compel specific performance of the other party of its or their obligations under this Agreement.

10.3                      Amendment.  This Agreement may be amended, modified or supplemented only by written agreement of Parent, Sub, the Company and the Stockholder Representative at any time prior to the Effective Time with respect to any of the terms contained herein.

ARTICLE XI

INDEMNIFICATION

11.1           Non-Tax Indemnification by Stockholders.  Except to the extent provided for in Section 11.6, the Stockholders shall, jointly and severally, indemnify Parent, Sub and the Surviving Corporation (each, a "Parent Indemnitee", and collectively, the "Parent Indemnitees") in respect of, and hold the Parent Indemnitees harmless against, any and all Liabilities, monetary damages, judgments, fines, fees, penalties, interest obligations, deficiencies, losses and expenses, including amounts paid in settlement, interest, court costs, reasonable costs of and expenses of attorneys incurred by the Parent Indemnitees ("Damages") arising out of or resulting from (i) the untruth, inaccuracy or breach of any representation or warranty of the Stockholders or the Company contained in this Agreement, (ii) any breach, non-fulfillment or failure to perform any agreement or covenant of the Stockholders or Company contained in this Agreement, (iii) or the business activities of the Company prior to the close of business on the Effective Date to the extent not otherwise included or provided for on the Company’s financial statements used for purposes of calculating the Net Working Capital; except that the Stockholders only shall be severally liable for the representations and warranties contained in Article IV.

11.2                      Indemnification by Parent. Parent shall indemnify the Stockholders in respect of, and hold such holders harmless against any and all Damages incurred or suffered by  such holders arising out of or resulting from (i) the untruth, inaccuracy or breach of any representation or warranty of Parent or Sub contained in this Agreement, (ii) any breach, non-fulfillment or failure to perform any agreement or covenant of Parent or Sub contained  in this Agreement, or (iii) the operation of the Business after the close of business on the Closing Date.

11.3                      Method of Asserting Claims.   (a) Claims by Parent Indemnitee.  All claims for indemnification ("Indemnity Claims") made by a Parent Indemnitee pursuant to Sections 11.1 or 11.6 shall be made in accordance with the provisions of this Article XI.  All Indemnity Claims made by a Parent Indemnitee pursuant to this Article XI shall be made to the Stockholder Representative who shall have responsibility and authority to advise the Stockholders thereof and to take any action under this Article XI on behalf of the Stockholders with respect to such claim, including settling such claim or acknowledging any Liability of the Stockholders pursuant to this Article XI.

            (b) Claims by Stockholders. All Indemnity Claims made by the Stockholders pursuant to this Article XI shall be made by the Stockholder Representative on behalf of such Stockholders, and the Stockholder Representative shall have full power and authority to act as "Indemnitee" hereunder on behalf of the Stockholders and to take any action under this Article XI on behalf of the Stockholders with respect thereto, including settling or withdrawing such claim.

(c)           Third Party Claims.  If Parent, on behalf of any Parent Indemnitee, or the Stockholder Representative seeks to be indemnified pursuant to this Article XI (in each case, an “Indemnitee”), it shall give prompt written notification to the party against whom indemnification is sought (the "Indemnifying Party") of the assertion of any third party claim or commencement of any action, suit or proceeding relating to a third party claim for which indemnification pursuant to this Article XI may be sought, but the failure of an Indemnitee to give prompt notice to the Indemnifying Party shall not affect the rights of the Indemnitee to   indemnification hereunder, except (i) as provided in Section 11.4 below and (ii) if (and then only to the extent that) the Indemnifying Party incurs additional expenses or the Indemnifying Party is actually prejudiced by reason of such failure to give timely notice.  Within 20 days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnitee, assume control of the defense of such claim, action, suit or proceeding with counsel reasonably satisfactory to the Indemnitee, provided that the Indemnifying Party acknowledges in writing, and in form and substance acceptable, to the Indemnitee that any damages, fines, costs, judgments or other liabilities that may be assessed against the Indemnitee in connection with such action, suit or proceeding constitute Damages for which the Indemnitee shall be entitled to indemnification pursuant to this Article XI; and provided, further, that Parent shall have the right to control the defense to the extent of any claim or demand seeking equitable relief or remedial action on the part of a Parent Indemnitee.  If the Indemnifying Party does not so assume control of such defense, the Indemnitee shall control such defense.  The party not controlling such defense may participate therein at its own expense; provided that if the Indemnifying Party assumes control of such defense and the Indemnitee reasonably concludes that the Indemnifying Party and the Indemnitee have a conflict of interest or different defenses available with respect to such action, suit or proceeding, the reasonable fees and expenses of counsel to the Indemnitee shall be considered "Damages" for purposes of this Agreement.  The party controlling such defense shall keep the other party advised of the status of such action, suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the other party with respect thereto.  The Indemnitee shall not agree to any settlement of such claim, action, suit or proceeding without the prior written consent of the Indemnifying Party.  The Indemnifying Party shall not agree to any settlement of such action, suit or proceeding without the prior written consent of the Indemnitee, which shall not be unreasonably withheld.

   (d)           Direct Claims. With respect to claims other than third party claims, the Indemnitee shall use reasonable efforts promptly to notify the Indemnifying Party of such claims, but the failure of the Indemnitee so to give notice to the Indemnifying Party shall not affect the rights of Indemnitee to indemnification hereunder, except (i) as provided in Section 11.4 below and (ii) if (and then only to the extent that) the Indemnifying Party incurs additional expenses or the Indemnifying Party is actually prejudiced by reason of such failure to give timely notice.

11.4           Survival of Representations, Warranties and Agreements.  The representations and warranties in this Agreement shall survive the Effective Time until the close of business on the first anniversary of the Effective Time, except that (i) the representations and warranties in Sections 4.1 and 4.4 shall survive and remain in full force and effect indefinitely and (ii) the representations and warranties in Sections 5.9 (Taxes) and 5.11 (Environmental Matters) shall survive until expiration of the applicable statute(s) of limitations; provided, however, that if notice of any claim for indemnification is given before expiration of such period, then notwithstanding the expiration of such time period, the representation, warranty, covenant or agreement applicable to such claim shall survive until but only for purposes of the resolution of such claim.

11.5           Stockholder Representative.  (a)  The Stockholders agree to appoint one Stockholder to act as their representative, attorney in fact and proxy with respect to certain matters specified in this Agreement and the Escrow Agreement (the "Stockholder Representative").  The parties have designated John N. Lavieri as the Stockholder Representative, and approval of this Agreement by the Stockholders shall constitute ratification and approval of such designation.  A Stockholder Representative may be removed by the vote of Persons which collectively owned more than 50% of the Company Common Stock at the Effective Time of the Merger ("Majority Holders").  In the event of the death, resignation or removal of the Stockholder Representative, a new Stockholder Representative shall be appointed by a vote of Majority Holders.  Any failure by the Majority Holders to appoint a new Stockholder Representative upon the death, resignation or removal of the Stockholder Representative shall not have the effect of releasing the Stockholders from any liability under this Agreement, the Escrow Agreement or otherwise.

(b)           The Stockholder Representative shall have exclusive power and authority to execute and deliver the Escrow Agreement on behalf of the Stockholders and each of the Stockholders agrees to be bound by the provisions thereof in the same manner as if such Stockholder was an original party thereto. The Stockholder Representative shall have such powers and authority as are necessary to carry out the functions assigned to them under this Agreement and the Escrow Agreement (including with respect to claims for indemnification pursuant to this Article XI and the Escrow Agreement); provided, however, that the Stockholder Representative will have no obligation to act on behalf of the Stockholders, except as expressly provided herein and in the Escrow Agreement.

(c)           Parent shall have the right to rely conclusively upon all actions taken or omitted to be taken by the Stockholder Representative pursuant to this Agreement, the Escrow Agreement and any instrument, agreement or document relating hereto or thereto all of which actions or omissions shall be legally binding upon the Registered Holders.

11.6           Tax Matters.

(a)           Tax Indemnification.  (i)  The Stockholders shall, severally and not jointly, agree to be responsible for and to indemnify and hold the Parent Indemnitees harmless from and against any and all Taxes that may be imposed upon or assessed against the Company or the Surviving Corporation or the assets thereof:

(A)           with respect to all taxable periods ending on or prior to the Closing Date;

(B)           with respect to any and all Taxes of the Company allocated to the Stockholders pursuant to Section 11.6(b)(iv);

(C)           arising by reason of any breach by the Stockholders or inaccuracy of any of the representations contained in Section 5.9 hereof;

(D)           by reason of being a successor-in-interest or transferee of another entity; and

(E)           with respect to any and all Taxes of any member of a consolidated, combined or unitary group of which the Company (or its predecessor) is or was a member on or prior to the Closing Date, by reason of the liability of Company pursuant to Treasury Regulation Section 1.1502-6(a) or any analogous or similar state, local or foreign law or regulation;

except, in the case of clauses (A), (B) or (C), (x) to the extent that such Taxes are with respect to the 2014 or any previous taxable year, and either (I) a liability for such Taxes is specifically accrued on the audited balance sheet of the Company included in the Financial Statements or the amount of such liability for such Taxes is otherwise disclosed in the notes to such Financial Statements or (II) the Company has disclosed to Parent in reasonable detail the amount of such liability for such Taxes and the reasons therefor in Section 11.6 of the Company Disclosure Letter, or (y) to the extent that such Taxes are with respect to the taxable year beginning on January 1, 2015, and such Taxes arise directly as a result of the conduct of the business of the Company in the Ordinary Course of Business. Parent shall not make a claim for indemnification under Section 11.6 of the Company Disclosure Letter in respect of a position reflected on an amended Tax Return filed by Parent for a taxable period ending on or before the Closing Date or the pre-Closing portion of the taxable period that includes (but does not end on the Closing Date) unless there is substantial authority (within the meaning of Section 6662 of the Code) for such position.

           (ii)      The Stockholders shall also pay and shall indemnify and hold harmless the Parent Indemnitees from and against any losses, damages, liabilities, obligations, deficiencies, costs and expenses (including, without limitation, reasonable expenses and fees for attorneys and accountants) ("Related Costs") incurred in connection with the Taxes for which the Stockholders are responsible to indemnify the Parent Indemnitees pursuant to this Section 11.6(a) (or any asserted deficiency, claim, demand, action, suit, proceeding, judgment or assessment, including the defense or settlement thereof, relating to such Taxes) or the enforcement of this Section 11.6(a).

           (iii)                      The parties shall treat any indemnification payment under Article XI (including, without limitation, this Section 11.6(a)(iii)) as an adjustment to the Merger Consideration. To the extent that any such indemnification payment is treated as other than an adjustment to the Merger Consideration and is determined to be taxable to the party receiving such payment by any taxing authority, the paying party shall also indemnify the party receiving such payment for any Taxes incurred by reason of the receipt of such payment and any Related Costs incurred by the party receiving such payment in connection with such Taxes (or any asserted deficiency, claim, demand, action, suit, proceeding, judgment or assessment, including the defense or settlement thereof, relating to such Taxes).

          (iv)      Any indemnification payment payable under Article XI shall be payable net of any Tax Benefit actually recognized by the party receiving such payment as a direct result of the event giving rise to such indemnification payment.  For purposes of this Agreement:  (i) "Tax Benefit" means a reduction in the amount of Taxes that would be payable, whether resulting from a deduction, reduced gain or increased loss from the disposition of an asset, or otherwise; and (ii) a Person will be deemed to have "actually recognized" a Tax Benefit at the time the amount of Taxes such Person otherwise would pay in cash is reduced.

    (b)           Preparation of Tax Returns; Payment of Taxes.

(i)           The Stockholders Representative shall cause the Company to file all the federal, state, local and foreign Tax Returns required to be filed by the Company on or prior to the Closing Date after giving effect to any extensions, and shall pay any and all Taxes due on or before the Closing Date (including with respect to Tax Returns filed on or prior to the Closing Date), except (x) to the extent that such Taxes are with respect to the 2014 or any previous taxable year, and either (I) a liability for such Taxes is specifically accrued on the audited balance sheet of the Company included in the Financial Statements or the amount of such liability for such Taxes is otherwise disclosed in the notes to such Financial Statements or (II) the Company has disclosed to Parent in reasonable detail the amount of such liability for such Taxes and the reasons therefor in Section 11.6 of the Company Disclosure Letter, or (y) to the extent that such Taxes are with respect to the taxable year beginning on January 1, 2015, and such Taxes arise directly as a result of the conduct of the business of the Company in the Ordinary Course of Business.  All Tax Returns described in this Section 11.6(b)(i) shall be prepared in a manner consistent with prior practice unless a past practice has been finally determined to be incorrect by the applicable taxing authority or a contrary treatment is required by applicable tax laws (or judicial or administrative interpretations thereof).  The Stockholders Representative shall cause the Company to provide Parent with copies of such completed Tax Returns at least 30 days prior to the filing date, and Parent shall be provided an opportunity to review and approve such Tax Returns and supporting work papers and schedules prior to the filing of such Tax Returns; provided, however, that the Stockholders shall not be required to indemnify the Parent Indemnitees for any increase in the Tax liability of the Company for a taxable period in respect of which a Tax Return described in this Section 11.6(b)(i) is filed to the extent that such increase in Tax liability is directly attributable to a position taken on a Tax Return for such taxable period that (i) is inconsistent with prior practice, (ii) is taken only at the direction of Parent and (iii) for which there is not "substantial authority" (within the meaning of Section 6662 of the Code).  The failure of the Parent to propose any changes to any such Tax Return within such 30 days shall be deemed to be an indication of its approval thereof.  The Stockholders Representative and Parent shall attempt in good faith mutually to resolve any disagreements regarding such Tax Returns prior to the due date for filing thereof.  Any disagreements regarding such Tax Returns which are not resolved prior to the filing thereof shall be promptly resolved pursuant to Section 11.6(f) which shall be binding on the parties.

(ii)           Following the Closing, Parent shall be responsible for preparing or causing to be prepared all federal, foreign, state and local Tax Returns required to be filed by the Company after the Closing Date.  With respect to any Tax Return for a taxable period that ends on or before the Closing Date or that includes (but does not end on) the Closing Date and has not yet been filed, to the extent any Taxes shown due on any such Tax Return are to be borne by the Stockholders pursuant to Section 11.6(a), (A) such Tax Return shall be prepared in a manner consistent with prior practice unless otherwise required by applicable Tax laws; (B) Parent shall provide the Stockholder Representative with copies of such Tax Return at least 30 days prior to the due date for filing such return; and (C) the Stockholder Representative shall have the right to review and approve (which approval shall not be unreasonably withheld) such Tax Returns for 20 days following receipt thereof.  The failure of the Stockholder Representative to propose any changes to any such Tax Return within such 20 days shall be deemed to be an indication of its approval thereof.  The Stockholder Representative and Parent shall attempt in good faith mutually to resolve any disagreements regarding such Tax Returns prior to the due date for filing thereof.  Any disagreements regarding such Tax Returns which are not resolved prior to the filing thereof shall be promptly resolved pursuant to Section 11.6(f), which shall be binding on the parties.  Parent shall file or cause to be filed all such Tax Returns and shall, subject to receiving the payments from the Stockholders referred to in Section 11.6(b)(iii), pay the Taxes shown due thereon; provided, however, that nothing contained in the foregoing shall in any manner terminate, limit or adversely affect any right of the Parent Indemnitees to receive indemnification pursuant to any provision in this Agreement.

(iii)           Not later than five days before the due date for payment of Taxes with respect to any Tax Returns which Parent has the responsibility to file, the Stockholders shall pay to Parent an amount equal to that portion of the Taxes shown on such return for which the Stockholders have an obligation to indemnify the Parent Indemnitees pursuant to the provisions of Section 11.6(a).

(iv)           For federal income tax purposes, the taxable year of the Company shall end as of the close of business on the Closing Date and, with respect to all other Taxes, the Stockholders and Parent will, unless prohibited by applicable law, close the taxable period of the Company as of the close of  business on the Closing Date.  Neither the Stockholders nor Parent shall take any position inconsistent with the preceding sentence on any Tax Return.  In any case where applicable law does not permit the Company to close its taxable year on the Closing Date or in any case in which a Tax is assessed with respect to a taxable period which includes the Closing Date (but does not begin or end on that day), then Taxes, if any, attributable to the taxable period of the Company beginning before and ending after the Closing Date shall be allocated (i) to the Stockholders for the period up to and including the Closing Date, except to the extent that such Taxes arise directly as a result of the conduct of the business of the Company in the Ordinary Course of Business, in which case and to such extent such Taxes shall be allocated to the Company, and (ii) to the Company for the period subsequent to the Closing Date.  Any allocation of income or deductions required to determine any Taxes attributable to any period beginning before and ending after the Closing Date shall be prepared by Parent and shall be made by means of a closing of the books and records of the Company as of the close of business on the Closing Date, provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.  Parent shall provide the Stockholder Representative with a schedule showing the computation of the allocation at least 30 days prior to the due date for filing a Tax Return which includes the Closing Date.  The Stockholder Representative shall have the right to review such schedule, and Parent and the Stockholder Representative shall attempt in good faith mutually to resolve any disagreements regarding the determination of such allocation.  Any disagreements regarding such determination shall be resolved pursuant to Section 11.6(f).  Any amount owing from the Stockholders under this Section 11.6(b)(iv) shall be paid no later than five days prior to the filing of the underlying Tax Return.

       (c)                        Cooperation with Respect to Tax Returns.  Parent and the Stockholders agree to furnish or cause to be furnished to each other, and each at their own expense, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company as is reasonably necessary for the filing of any Tax Return, for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to Taxes.

       (d)                        Tax Audits.    (i) If any taxing authority in writing asserts a claim, makes an assessment or otherwise disputes or affects any Tax for which the Stockholders are responsible hereunder, Parent shall, promptly upon receipt by Parent or the Company of written notice thereof, inform the Stockholder Representative thereof.  The failure of Parent or the Company or their Affiliates timely to forward such notification in accordance with the immediately preceding sentence shall not relieve the Stockholders of their obligation to pay such liability for Taxes except and to the extent that the failure timely to forward such notification actually prejudices the ability of the Stockholders to contest such liability for Taxes or increases the amount of such Taxes.  Parent shall have exclusive right to represent the Company's interest in any Tax audit or administrative or court proceeding relating to taxable periods of the Company ending on or prior to the Effective Date in respect of Taxes for which the Stockholders would be responsible under Section 11.6(a) hereof, and to employ counsel of its choice at its expense; provided that there shall be no settlement or closing or other agreement with respect thereto without the consent of the Stockholder Representative, which consent will not be unreasonably withheld.

(ii) Notwithstanding the provisions of Section 11.6(a)(ii), in the event that any taxing authority commences an audit or investigation of the Company or the Surviving Corporation, the Stockholders shall not be required to pay, or indemnify the Parent Indemnitees in respect of, any Related Costs incurred by the Parent Indemnitees with respect to such audit or investigation unless, as a result of such audit or investigation, the Surviving Corporation pays any Tax for which the Stockholders are required to indemnify the Parent Indemnitees under Section 11.6(a) hereof. If, as a result of such audit or investigation, in addition to paying any Tax for which the Stockholders are required to indemnify the Parent Indemnitees under Section 11.6(a) hereof, the Surviving Corporation also pays any Tax for which the Stockholders are not required to indemnify the Parent Indemnitees under Section 11.6(a) hereof, the Related Costs incurred by the Parent Indemnitees with respect to such audit or investigation shall be apportioned among the Stockholders and the Parent Indemnitees pro rata based upon the amount of Tax paid by the Surviving Corporation for which the Stockholders are responsible hereunder and the amount of the Tax paid by the Surviving Corporation for which the Stockholders are not responsible for hereunder, respectively.

            (e)                      Transfer Taxes.  The Stockholders shall be liable for and shall pay (and shall indemnify and hold harmless the Indemnitees against) all sales, use, stamp, documentary, filing, recording, transfer or similar fees or taxes or governmental charges (including, without limitation, real property transfer gains taxes, UCC-3 filing fees, FAA, ICC, DOT, real estate and motor vehicle registration, title recording or filing fees and other amounts payable in respect of transfer filings) as levied by any taxing authority or governmental agency in connection with the transactions contemplated by this Agreement (other than taxes measured by or with respect to income imposed on the Stockholders or on Parent or its Affiliates).  The Stockholders hereby agree to file all necessary documents (including, but not limited to, all Tax Returns) with respect to all such amounts in a timely manner. Notwithstanding the foregoing, the Stockholders shall be permitted to cause the Company to pay the Connecticut conveyance tax payable as a result of this transaction provided the same results in an adjustment to the Working Capital of the Company and the Surviving Corporation shall pay the vehicle registration fees and taxes which shall not give rise to an adjustment to the Working Capital of the Company.

(f)           Any dispute as to any matter covered by this Section 11.6 shall be resolved by a nationally recognized independent accounting firm mutually acceptable to the Stockholder Representative and Parent.  The fees and expenses of such accounting firm shall be borne equally by the Stockholders and the Parent.

            (g)                      Any claim for indemnity or relief under this Section 11.6 may be made at any time prior to the close of business on the second anniversary of the Effective Time.

      11.7   Limitation on Stockholders' Liability. Notwithstanding anything to the contrary contained herein, except with respect to claims based on fraud or intentional or deliberate misrepresentation, (a) the Stockholders shall not be liable (i) under Section 11.1 hereof, or (ii) in respect of any Related Costs described in Section 11.6 (d)(ii) hereof, until the aggregate amount of all Damages incurred or suffered with respect to all claims made by Parent Indemnitees hereunder exceeds $250,000 (the “Stockholder Threshold Amount”). If after the aggregate of all Damages suffered or incurred exceeds the Threshold Amount, Parent shall be entitled to receive one and one-half ($1.50) dollars in respect of each one dollar of indemnified claims in excess of the Stockholder Threshold Amount. The Stockholder Threshold Amount shall not apply to claims concerning Sections 4.4 (Title to Company Capital Stock) and 5.9 (Taxes).  The aggregate liability of the Stockholders hereunder for Damages shall not exceed $500,000 and the liability of each individual Stockholder for Damages shall not exceed his pro-rata portion of such $500,000 based upon the proportion of the shares of Company Common Stock owned by him at the Closing Date, notwithstanding the foregoing, the limit of the liability of a Stockholder for a breach of the representation and warranty contained in Sections 4.1, 4.3 and 4.4 shall equal the value of the consideration received for his shares.

ARTICLE XII

GENERAL PROVISIONS

       12.1   Frustration of the Closing Conditions.  Neither the Company nor Parent or Sub may rely on the failure of any condition precedent set forth in Article IX to be satisfied if such failure was caused by such party's (or parties') failure to act in good faith or to use its reasonable best efforts to consummate the transactions contemplated by this Agreement in accordance with Sections 8.1 and 8.2(c).

        12.2   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without reference to choice of law principles, including all matters of construction, validity and performance, except that the provisions hereof with respect to any corporate or stockholder action required under the laws of the State of Connecticut to effect the Merger shall be governed by the laws of the State of Connecticut.

        12.3   Notices. All notices, requests, permissions, waivers, and other communications hereunder shall be in writing and shall be deemed to have been duly given, (a) five business days following sending by registered or certified mail, postage prepaid, (b) when sent if sent by e-mail; provided that the e-mail is promptly confirmed by notice delivered by overnight courier, (c) when delivered, if delivered personally to the intended recipient and (d) one business day following sending by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

(i)           If to the Company, to:

The Sterling Engineering Corporation
Physical address:                 236 New Hartford Road
Barkhamsted, CT 06063
Attention:  John N. Lavieri, President
Mailing Address:                 P.O. Box 559
                                                Winsted, CT 06098
E-mail:                                     JNLavieri@sterlingeng.com

with a copy (which shall not
constitute notice) to:

Howd, Lavieri & Finch, LLP
Attention:   Douglas K. O’Connell
682 Main Street
Winsted, CT 06098-1515
E-mail: doc@hlf.com

(ii)	If to the Stockholders, to the Stockholder Representative. The address for the Stockholder Representative is:

                                                John N. Lavieri
                                                C/o The Sterling Engineering Corporation
Physical address:                 236 New Hartford Road
Barkhamsted, CT 06063
Mailing Address:                 P.O. Box 559
                                                Winsted, CT 06098
E-mail:                                     JNLavieri@sterlingeng.com

with a copy (which shall not
constitute notice) to:

Howd, Lavieri & Finch, LLP
Attention:   Douglas K. O’Connell
682 Main Street
Winsted, CT 06098-1515
E-mail: doc@hlf.com

(iii)           If to Parent or Sub, to:

Air Industries Group
1479 N. Clinton Avenue
 Bay Shore, New York 11706
Attention:  President and CEO
E-mail: dgodin@airindustriesgroup.com

with a copy (which shall not
constitute notice) to:

Eaton & Van Winkle LLP
3 Park Avenue, 16th floor
New York, New York 10016
Attention:  Vincent J. McGill, Esq.
Facsimile No:  (212) 779-9928
E-mail: vmcgill@evw.com

Such names and addresses may be changed by notice given in accordance with this Section.

      12.4   Entire Agreement.  This Agreement (including the Exhibits attached hereto, all of which are a part hereof), the Company Disclosure Letter, the Parent Disclosure Letter, the Escrow Agreement and the Closing Agreements contain the entire understanding of the parties hereto and thereto with respect to the subject matter contained herein and therein, supersede and cancel all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.  There are no restrictions, promises, representations, warranties, agreements or undertakings of any party hereto with respect to the transactions contemplated by this Agreement other than those set forth herein or in the Escrow Agreement or the Closing Agreements or made hereunder or thereunder.

      12.5   Headings; References.  The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All references herein to "Articles", "Sections" or "Exhibits" shall be deemed to be references to Articles or Sections hereof or Exhibits hereto unless otherwise indicated.

      12.6   Counterparts.  This Agreement may be executed in multiple counterparts and each counterpart shall be deemed to be an original, but all of which shall constitute one and the same original.

      12.7   Parties in Interest; Assignment.  Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties; provided, however, that Sub shall have the right to assign this Agreement to any other wholly-owned Subsidiary of Parent.  This Agreement shall inure to the benefit of and be binding upon the Stockholders, Company, Parent and Sub and shall inure to the sole benefit of the Stockholders, Company, Parent and Sub and their respective successors and permitted assigns.  Except as set forth in Article XI, nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies under or by reason of this Agreement.

      12.8    Severability; Enforcement. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof.  If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

     12.9    Specific Performance.     The parties hereto agree that the remedy at law for any breach of this Agreement will be inadequate and that any party by whom this Agreement is enforceable shall be entitled to specific performance in addition to any other appropriate relief or remedy.  Such party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by Applicable Law, each party waives any objection to the imposition of such relief.

     12.10   Jurisdiction.  Each party to this Agreement hereby irrevocably agrees that any legal action, suit or proceeding arising out of or relating to this Agreement or the Escrow Agreement shall be brought in the United States District Court for the Southern District of New York or the Supreme Court of the State of New York and each party hereto agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the Escrow Agreement, or the subject matter hereof or thereof may not be enforced in or by such court.  Each party hereto further and irrevocably submits to the jurisdiction of such court in any action, suit or proceeding.

[The remainder of this page is intentionally left blank]

[MERGER AGREEMENT SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

AIR INDUSTRIES GROUP By:/s/ Daniel R. Godin Name: Daniel Godin Title: Chief Executive Officer SEC ACQUISITION CORP. By:/s/ Daniel R. Godin Name: Daniel R. Godin Title: President

[MERGER AGREEMENT SIGNATURE PAGE]

THE STERLING ENGINEERING CORPORATION By:/s/ John L. Lavieri Name: John L. Lavieri Title: President

THE STOCKHOLDERS:

/s/ John L. Lavieri John N. Lavieri	/s/ Joseph L. Lavieri, Jr Joseph L. Lavieri, Jr.
__________________ Christina Lavieri	/s/ John P. Lavieri John P. Lavieri
/s/ Antoinette D. Lavieri Antoinette D. Lavieri	/s/ Patricia L. Minton Patricia L. Minton
/s/ Richard R. Lavieri Richard R. Lavieri, individually and as Co-Executor of the Estate of Dorothy D. Lavieri /s/ David R. Parsons David. R. Parsons, Jr.	/s/ Roberta Leffingwell Roberta Leffingwell /s/ Mary Elizabeth Simons Mary Elizabeth Simons, individually and as Co-Executor of the Estate of Dorothy D. Lavieri
__________________ Jeanne N. Lavieri /s/ Maria L. Hislop Maria L. Hislop /s/ Daniel Riddick Dr. Daniel Riddick	/s/ Madeleine E. Lavieri Madeleine E. Lavieri /s/ Julie Lavieri Julie Lavieri /s/ Richard J. Simons Richard J. Simons

By executing this agreement below, John N. Lavieri
Confirms his agreement to serve as
Stockholder Representative

/s/ John N. Lavieri
John N. Lavieri

Exhibit 2.4(c)

CERTIFICATE OF MERGER

OF

THE STERLING ENGINEERING CORPORATION

AND

SEC ACQUISITION CORP.

To the Secretary of the State
State of Connecticut

Pursuant to Connecticut General Statutes sections 33-600 to 33-998, inclusive, the domestic business corporations herein named do hereby adopt the following Certificate of Merger.

1.      The names of the parties to the merger are The Sterling Engineering Corporation, a corporation organized and existing under the laws of the State of Connecticut, and SEC Acquisition Corp., a corporation organized and existing under the laws of the State of Connecticut.

2.              SEC Acquisition Corp. will continue its existence as the surviving corporation under the name “The Sterling Engineering Corporation”, pursuant to Connecticut General Statutes sections 33-600 to 33-998, inclusive.

3.      The effective date of the merger herein shall be the date that this Certificate is filed with the Secretary of State.

4.      The Certificate of Incorporation of the surviving corporation at the effective time and date of the merger shall be the Certificate of Incorporation of said surviving corporation except that section 1 thereof, relating to the name of the corporation, is hereby amended and changed so as to read as follows at the effective time and date of the merger:

“1. The name of the corporation is The Sterling Engineering Corporation”

and said Certificate of Incorporation as herein amended and changed shall continue in full force and effect until further amended and changed in the manner prescribed by the provisions of the Connecticut Business Corporation Act.

5.      The plan of merger was duly approved by the shareholders of The Sterling Engineering Corporation in the manner required by Connecticut General Statutes sections 33-600 to 33-998, inclusive, and the certificate of incorporation of The Sterling Engineering Corporation.

6. The plan of merger was duly approved by the sole shareholder of SEC Acquisition Corp. in the manner required by Connecticut General Statutes sections 33-600 to 33-998, inclusive, and the certificate of incorporation of SEC Acquisition Corp.

Executed on March    , 2015

The Sterling Engineering Corporation By: _________________ John N. Lavieri President SEC Acquisition Corp. By: _________________ Daniel R. Godin President and Chief Executive Officer

Exhibit 9(2)(g)

ESCROW AGREEMENT

ESCROW AGREEMENT dated as of this ____ day of January , 2015 (this “Agreement”), by and among  JOHN N. LAVIERI, an individual residing at Hickory Ridge, PO Box 202, Barkhamsted, Connecticut 06063  (the “Stockholder Representative”), AIR INDUSTRIES GROUP, a Nevada corporation (the “Parent’), and EATON & VAN WINKLE LLP, 3 Park Avenue, New York, New York 10016 (the “Agent”).

Preliminary Statement

Pursuant to an Agreement and Plan of Merger dated as of January __, 2015 (the “Merger Agreement”), among Parent, SEC Acquisition Corp., a Connecticut corporation and a direct wholly owned subsidiary of Parent (“Sub”), The Sterling Engineering Corporation, a Connecticut corporation (the “Company”) and the stockholders of the Company signatory thereto (the “Stockholders”), the Company will be merged with and into Sub (the “Merger”), with Sub as the surviving corporation. The Stockholders are to receive shares of Parent common stock and cash in consideration for their shares of the Company in the Merger, as provided in the Merger Agreement. The Stockholders have appointed the Stockholder Representative to act as their representative with respect to certain matters relating to the Merger, including the matters described herein, and to exercise all rights, powers and privileges thereof herein.

               Pursuant to the Merger Agreement, Parent will deposit with the Agent $750,000 (the “Escrow Fund”), representing a portion of the cash consideration payable to the Stockholders in connection with the Merger, to secure payment of the indemnity obligations of the Stockholders to the Parent Indemnitees and to fund a deficiency in the event that the Tentative Cash Consideration exceeds the Adjusted Cash Consideration, as contemplated by the Merger Agreement.

               The parties desire to appoint the Agent to serve as escrow agent hereunder, and the Agent is willing to do so on the terms and conditions hereinafter set forth.  Capitalized terms used herein without definition shall have the respective meanings assigned to them in the Merger Agreement.

                 In consideration of the foregoing and intending to be legally bound, the parties agree as follows:

1.           Appointment of Agent.  The Stockholder Representative on behalf of the Stockholder and the Parent hereby appoint the Agent as escrow agent in accordance with the terms and conditions set forth herein, and the Agent hereby accepts such appointment.  The Stockholder Representative understands and acknowledges that the Agent has served as counsel to Parent and Sub in connection with the Merger.

2.           Deposit of Escrow Fund.   Concurrently with the execution of this Agreement, Parent has deposited the Escrow Fund with the Agent. The Agent will hold the Escrow Fund on the terms and subject to the conditions set forth in this Agreement.

3.           Release of Escrow. The Agent shall retain the Escrow Fund and shall not distribute them except as provided in this Section until the Adjusted Cash Consideration has been finally determined in accordance with Sections 3.4 and 3.5 of the Merger Agreement and the aggregate amount of Parent Indemnitee Claims asserted by the first anniversary of the Closing Date has been determined in accordance with Article XI of the Merger Agreement (“Parent Indemnitee Claims”).

3.1           (a) Upon the final determination of Adjusted Cash Consideration in accordance with the provisions of section 3.5 of the Merger Agreement, the Company and the Stockholder Representative shall deliver to the Agent a written notice (“Working Capital Adjustment Notice”) stating the Adjusted Cash Consideration and the amount by which the Adjusted Cash Consideration exceeds the Tentative Cash Consideration (the “Excess Amount”), or the amount, if any, by which if the Tentative Cash Consideration exceeds the Adjusted Cash Consideration (the “Deficit Amount”).

(b) If the Working Capital Adjustment Notice states that there is an Excess Amount, the Parent shall promptly deposit with the Agent an amount in cash equal to the Excess Amount, and the Agent shall promptly thereafter deliver to the Stockholders, in proportion to the number of shares of Company Common Stock held by each Stockholder as of the close of business on the Closing Date, an amount equal to the sum of the Excess Amount plus $250,000 of the Escrow Fund, and shall retain and continue to hold in escrow the remaining $500,000 of Escrow Fund to satisfy Parent Indemnitee Claims in accordance with Section 3.2 below.

(c) If the Working Capital Adjustment Notice states that there is a Deficit Amount which does not exceed $250,000, the Agent shall promptly deliver to the Stockholders, in proportion to the number of shares of Company Common Stock held by each Stockholder as of the close of business on the Closing Date, out of the Escrow Fund an amount in cash equal to the excess of $250,000 over the Deficit Amount and shall deliver to Parent the Deficit Amount.

(d)    If the Working Capital Adjustment Notice states that there is a Deficit Amount which is more than $250,000 but is not more than $750,000, the Agent shall promptly deliver to the Parent out of the Escrow Fund an amount in cash equal to the Deficit Amount and shall retain and continue to hold in escrow the remaining Escrow Fund to satisfy Parent Indemnitee Claims in accordance with Section 3.2 below.

(e)   If the Working Capital Adjustment Notice states that there is a Deficit Amount which exceeds $750,000, the Agent shall promptly deliver to the Parent the entire Escrow Fund, and upon payment to Parent of the entire $750,000 representing the Escrow Fund, this Agreement and all of the responsibilities and obligations of the Agent hereunder shall terminate.

3.2           (a) If after giving effect to the provisions of Section 3.1 there remains on deposit with the Agent funds in the Escrow Fund, the Agent shall continue to hold such funds to satisfy the payment obligations of the Stockholders to the Parent Indemnitees with respect to claims for indemnification of Parent Indemnitees under Article XI of the Merger Agreement.

              (b)  (i)  Parent and the Stockholder Representative shall promptly notify the Agent of the receipt of a written notice from a Parent Indemnitee of a Parent Indemnity Claim, as provided in the Merger Agreement (a “Claim Notice”), including the amount (the Claim Liability Amount”) and a description of the basis of such claim (each an “Asserted Claim,” and collectively, the “Asserted Claims”), and following the receipt of a Claim Notice the Agent shall promptly send a copy of each such notice from the Stockholder Representative to the Parent and from the Parent to the Stockholder Representative. The Agent will not recognize any Claims Notice received after the first anniversary of the Closing Date.

                    (ii) The Stockholder Representative and the Parent shall promptly notify the Agent of the settlement or resolution of each Asserted Claim, including the amount of the Liability associated with that Asserted Claim (the “Claim Payment Amount”), and the Agent shall promptly notify the Parent of the settlement or resolution of any Asserted Claims reported by the Stockholder Representative, including the Claim Payment Amount, and the Agent shall promptly notify the Stockholder Representative of the settlement or resolution of any Asserted Claims reported by the Parent, including the Claim Payment Amount, and unless the Agent receives a written objection from either the Parent or the Stockholder Representative within five days after the delivery of such notice, the Agent may assume that such Asserted Claim has been settled or resolved, and that the Liability associated with such Asserted Claim is the Claim Payment Amount.

(c) Until the first anniversary of the Closing Date, the Agent shall pay to each named Parent Indemnitee out of the Escrow Fund (to the extent there remain funds available) the Claim Payment Amount, determined in accordance with Section 3.2(b)(ii) above.

(d) On the first anniversary of the Closing Date, the Agent shall (i) reserve an amount equal to the aggregate of the Claim Liability Amount associated with all then unresolved Asserted Claims (collectively, the “Claims Reserve”), and (ii) pay to the Stockholders out of the funds remaining in the Escrow Fund, if any, an amount in cash equal to the difference between the remaining balance in the Escrow Fund and the Claims Reserve, in proportion to the number of shares of Company Common Stock held by each Stockholder as of the close of business on the Closing Date.

 (e) On and after the first anniversary of the Closing Date, the Agent will continue to hold in the Escrow Fund an amount equal to the Claims Reserve until the unresolved Asserted Claims to which those amounts relate are settled or resolved, at which time it will pay the Claim Payment Amount to the Parent Indemnitee.

(f) On and after the first anniversary of the Closing Date, if there remains any further amounts in the Escrow Fund after all Asserted Claims have been settled or resolved and all Claim Payment Amounts have been paid,  that remaining amount shall be paid to the Stockholders, in proportion to the number of shares of Company Common Stock held by each Stockholder as of the close of business on the Closing Date, and upon such payment, this Agreement and all of the responsibilities and obligations of the Agent hereunder shall terminate.

3.3.           Any claim or dispute between the Stockholder Representative, on behalf of the Stockholders, on the one hand, and the Parent, on the other hand, as to their entitlement to all or any portion of the Escrow Fund shall be resolved in an action, suit or proceeding commenced in the courts of the State of New York located in New York County or the United States District Court for the Southern District of New York.

4.           Exculpation and Indemnification of Agent

4.1           The Agent shall have no duties or responsibilities other than those expressly set forth herein.  The Agent shall have no duty to enforce any obligation of any person to make any payment or delivery, or to direct or cause any payment or delivery to be made, or to enforce any obligation of any person to perform any other act.  The Agent shall be under no liability to the other parties hereto or to anyone else by reason of any failure on the part of any party hereto or any maker, guarantor, endorser or other signatory of any document or any other person to perform such person’s obligations under any such document.  Except for amendments to this agreement referred to below, and except for instructions given to the Agent by the Stockholder Representative, on behalf of the Stockholders, on the one hand, and the Parent, on the other hand, relating to the Escrow Fund under this Agreement, the Agent shall not be obligated to recognize any agreement between any and all of the persons referred to herein, notwithstanding that references hereto may be made herein and whether or not he has knowledge thereof.

4.2           The Agent shall not be liable to the Stockholders, the Stockholder Representative or the Parent, or to anyone else for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith and in the exercise of its own best judgment.  The Agent may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained), which is believed by the Agent to be genuine and to be signed or presented by the proper person or persons.  The Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this agreement or any of the terms thereof, unless evidenced by a writing delivered to the Agent signed by the proper party or parties and, if the duties or rights of the Agent are affected, unless it shall give its prior written consent thereto.

4.3           The Agent shall not be responsible for the sufficiency or accuracy of the form of, or the execution, validity, value or genuineness of, any document or property received, held or delivered by it hereunder, or of any signature or endorsement thereon, or for any lack of endorsement thereon, or for any description therein; nor shall the Agent be responsible or liable to the other parties hereto or to anyone else in any respect on account of the identity, authority or rights of the persons executing or delivering or purporting to execute or deliver any document or property or this Agreement.  The Agent shall have no responsibility with respect to the use or application of any funds or other property paid or delivered by the Agent pursuant to the provisions hereof.

4.4           The Agent shall have the right to assume in the absence of written notice to the contrary from the proper person or persons that a fact or an event by reason of which an action would or might be taken by the Agent does not exist or has not occurred, without incurring liability to the other parties hereto or to anyone else for any action taken or omitted, or any action suffered by it to be taken or omitted, in good faith and in the exercise of its own best judgment, in reliance upon such assumption.

4.5           In the event the Agent shall be uncertain as to its duties or rights hereunder, or shall receive instructions from any party hereto with respect to the disposition or delivery of the Escrow Fund, which, in its opinion, are in conflict with any of the provisions of this agreement, it shall be entitled to refrain from taking any action until such time as there has been a final determination of the rights of the Stockholder Representative on behalf of the Stockholders, on the one hand, and the Parent, on the other hand, with respect to the Escrow Fund, or alternatively, it may deposit the Escrow Fund with a court of competent jurisdiction in an interpleader action. For purposes of this Section 4.5, there shall be deemed to have been a final determination of the rights of Stockholder Representative on behalf of the Stockholders, on the one hand, and the Parent, on the other hand, with respect to the Escrow Fund at such time as the Agent shall receive joint written instructions from Stockholder Representative on behalf of the Stockholders, on the one hand, and the Parent, on the other hand, or a copy of a final judgment rendered by a court of competent jurisdiction which is not subject to appeal.

4.6           Stockholder Representative on behalf of the Stockholders, on the one hand, and the Parent, on the other hand, each agree to defend, indemnify and hold the Agent harmless from and against any and all expenses, including reasonable counsel fees and disbursements, or loss suffered by the Agent in connection with any action, suit or other proceeding involving any claim, or in connection with any claim or demand, which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Agent hereunder, or the Escrow Fund held by it hereunder.  The Agent shall have a lien for the amount of any such expenses or loss on the Escrow Fund held by it hereunder.  Promptly after the receipt of the Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Agent shall, if a claim in respect thereof is to be made against Stockholder Representative on behalf of the Stockholders, on the one hand, and the Parent, on the other hand, (each, a “Party”), notify the Party thereof in writing, but the failure by the Agent to give such notice shall not relieve the Party from any liability which the Party may have to the Agent hereunder.

4.6           For the purposes hereof, the term “expense or loss” shall include all amounts paid or payable to satisfy any claim, demand or liability, or in settlement of any claim, demand, action, suit or proceeding settled with the express written consent of the Agent, and all costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit or proceeding.

5.           Termination of Agreement and Resignation of Agent

5.1           This Agreement shall terminate on the final disposition of the property held in escrow hereunder, provided that the rights of the Agent and the obligations of the other parties hereto under Section 4 shall survive the termination hereof.

5.2           The Agent may resign at any time and be discharged from his duties as Agent hereunder by giving the Parties at least 30 days’ prior written notice thereof.  As soon as practicable after its resignation, the Agent shall turn over to a successor escrow agent appointed by the Parties the Escrow Fund held hereunder upon presentation of the document appointing the successor escrow agent and its acceptance thereof.  If a successor escrow agent has not been so appointed within the 60-day period following such notice of resignation, the Agent may deposit the Escrow Fund with any court it deems appropriate.

6.           Miscellaneous

6.1         This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.  The representations and warranties contained in this Agreement shall survive the execution and delivery hereof and any investigations made by any Party.  The headings in this agreement are for purposes of reference only and shall not limit or otherwise affect any of the terms hereof.

6.2        Each of the Parties hereby irrevocably consents to the jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York in connection with any action, suit or other proceeding arising out of or relating to this agreement or any action taken or omitted hereunder, and waives personal service of any summons, complaint or other process and agrees that the service thereof may be made by certified or registered mail directed to the Parties at their respective addresses for purposes of notices hereunder.

6.3          All notices, requests, demands and other communications provided for herein shall be in writing, shall be delivered by hand or by first-class mail, certified or registered with postage prepaid, or by facsimile or electronic mail with receipt confirmed, shall be deemed given when received and shall be addressed to the parties hereto at their respective addresses listed below or to such other persons or addresses as the relevant party shall designate as to itself from time to time in writing delivered in like manner.

If to the Stockholder Representative, to:

John N. Lavieri
                                                C/o The Sterling Engineering Corporation
Physical address:                 236 New Hartford Road
Barkhamsted, CT 06063
Mailing Address:                 P.O. Box 559
                                                Winsted, CT 06098
E-mail:                                     JNLavieri@sterlingeng.com
with a copy (which shall not constitute notice) to:

Howd, Lavieri & Finch, LLP
Attention:   Douglas K. O’Connell
682 Main Street
Winsted, CT 06098-1515
E-mail: doc@hlf.com

(iii)           If to Parent, to:

Air Industries Group
1479 N. Clinton Avenue
 Bay Shore, New York 11706
Attention:  President and CEO
E-mail: dgodin@airindustriesgroup.com

with a copy (which shall not constitute notice) to:

Eaton & Van Winkle, LLP
Three Park Avenue, 16th Floor
New York, NY 10016
Attention: Vincent J. McGill, Esq.
Telephone: (212) 779-9910
Facsimile:  (212) 779-9928
E-mail: vmcgill@evw.com

If to the Agent:

Eaton & Van Winkle, LLP
Three Park Avenue, 16th Floor
New York, NY 10016
Attention: Vincent J. McGill, Esq.
Telephone: (212) 779-9910
Facsimile:  (212) 779-9928
E-mail: vmcgill@evw.com

6.4           This Agreement and the rights and obligations of the Parties hereunder may not be assigned.  This Agreement and the rights and obligations hereunder of the Agent may be assigned by the Agent only to a successor to its entire business.  This Agreement shall be binding upon and inure to the benefit of each Party’s respective successors, heirs and permitted assigns.  No other person shall acquire or have any rights under or by virtue of this Agreement.  This Agreement may not be changed orally or modified, amended or supplemented without an express written agreement executed by the Agent, and each of the Parties. This Agreement is intended to be for the sole benefit of the Parties hereto, and (subject to the provisions of this Section 6.4) their respective successors, heirs and assigns, and none of the provisions of this Agreement are intended to be, nor shall they be construed to be, for the benefit of any third person.

6.5           From time to time on and after the date hereof, the Parties shall deliver or cause to be delivered to the Agent such further documents and instruments and shall do and cause to be done such further acts as the Agent shall reasonably request (it being understood that the Agent shall have no obligation to make any such request) to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

6.6           This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party causing such instrument to be drafted.  The terms “hereby,” “hereof,” “hereto,” “hereunder,” and any similar terms, as used in this agreement, refer to the agreement in its entirety and not only to the particular portion of this agreement where the term is used.  The word “person” shall mean any natural person, partnership, company, government and any other form of business or legal entity.  All words or terms used in this agreement, regardless of the number or gender in which they are used, shall be deemed to include any other number and any other gender as the context may require.  This agreement shall not be admissible in evidence to construe the provisions of any prior agreement.  The rule of ejusdem generis shall not be applicable herein to limit a general statement, which is followed by or referable to an enumeration of specific matters, to matters similar to the matters specifically mentioned.

           6.7  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.  This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signature of all of the parties reflected hereon as the signatures.

IN WITNESS WHEREOF, the parties have executed and delivered this agreement on the day and year first above written.

Air Industries Group (“Parent”) By: ____________________ Daniel Godin President and Chief Executive Officer The Stockholder Representative: _______________________ John N. Lavieri

Eaton & Van Winkle LLP, as Escrow Agent:

 By:
        Vincent J. McGill
        Partner

EXHIBIT 9(2)(h) A
AGREEMENT

THIS AGREEMENT ("Agreement") entered into as of the       day of         , 2015, by and between The Sterling Engineering Corporation, a Connecticut corporation (the “Company”), with its principal place of business at 236 New Hartford Road, Barkhamsted, Connecticut 06063 and John N. Lavieri, an individual with an address at Hickory Ridge PO Box 202, Barkhamsted, Connecticut 06063 ("Executive").

       Preliminary Statement

Executive has served as the President of The Sterling Engineering Corporation which has been acquired by Air Industries Group, a Nevada corporation (“Parent”), by merger into a wholly-owned subsidiary of Parent now known as “The Sterling Engineering Corporation.”

The Company desires to retain the services of Executive and Executive is willing to serve the Company on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the adequacy and receipt of' which are hereby acknowledged, the Company and Executive agree as follows:

1.      Employment

The Company hereby employs Executive, and Executive hereby accepts employment by the Company, upon the terms and subject to the conditions set forth in this Agreement.  Executive initially shall be based in the Company’s office in Connecticut although Executive recognizes that from time to time he will be requested to travel to the office of the Parent and that the proper discharge of his duties may require national or international travel.

2.      Term

The term of this Agreement shall begin on the date hereof (the "Commencement Date") and continue until February 28, 2018 (the “Expiration Date”), unless earlier terminated as provided herein (the “Term”).

3.      Duties

During the Term, Executive shall serve as an executive officer of the Company, initially as its President.  Executive shall render such services and perform such duties for the Company and its affiliates as may be consistent with Executive’s position or related thereto as the Chairman of the Board of Directors of the Company shall from time to time direct or request.  Executive shall devote his full business time, energy and skill to Executive’s employment hereunder and agrees to serve the Company to the best of Executive’s ability.  Executive shall report to the Chairman of the Board of Directors of the Company or such other officer(s) as may be designated from time to time for such purpose by either such officer or by the Company’s Board of Directors.

4.      Compensation

(a) For the services to be rendered hereunder, the Company shall pay and Executive shall accept a base salary of $190,000 per annum (the “Base Salary”). Executive’s base salary shall be subject to increase (but not decrease) by the Board in its sole and absolute discretion, and be subject to review on an annual basis by the Board. Executive’s base salary shall be payable in accordance with the Company’s regular payroll dates. Executive's salary shall be subject to such deductions as are from time to time required by law and such further deductions as may be agreed to by Executive in accordance with the Company's prevailing salary payroll practices.

(b)  The Executive shall be entitled to a bonus of $57,692 payable as of January 2, 2016, $38,462 payable as of January 2, 2017 and $28,846 payable as of January 2, 2018 (the “Cash Bonuses”).

(c)   As an inducement to the Executive’s employment hereunder, the Executive shall be awarded 32,500 restricted shares of the common stock of the Parent (“Parent Common Stock”), which shall vest as to 15,000 shares at January 2, 2016, as to an additional 10,000 shares at January 2, 2017 and as to an additional 7,500 at January 2, 2018 (the “Stock Bonuses”).

(d) The Base Salary, Cash Bonuses and Stock Bonuses compensation shall be considered fully earned upon execution of this Agreement. The Company may terminate the Base Salary compensation (but not the Cash Bonuses and Stock Bonuses compensation) in the event of termination of the Executive’s employment for cause, as provided herein below. In the event that Executive voluntarily resigns his employment, the Company may terminate the Base Salary but not the Cash Bonuses and Stock Bonuses compensation, which shall continue to be paid as provided herein above. In the event that Executive employment is terminated by reason of Executive’s disability or death, all outstanding amounts of Base Salary, Cash Bonuses and Stock Bonuses shall be paid at such times as provided for herein and subject to such deductions as are in accordance with the Company’s customary payroll practices in effect at such time, which payments shall be made either to the Executive (if then living) or to the personal representative of the Executive’s estate, whichever is applicable.

5.      Benefits and Expenses

(a)  During the Term, Executive shall be entitled to participate, on terms comparable to those offered to members of the Company’s and Parent’s management and subject to customary eligibility requirements, in such health, dental and vision insurance plans as may be made available to executives of the Company generally.

(b)   The Executive will be eligible to participate in any bonus and stock option plans made available to executives of the Company, subject to the Executive’s satisfaction of eligibility requirements and the approval of the Board of Directors.

(c)     During the Term, the Company, upon presentation of proper vouchers, shall reimburse Executive for all reasonable expenses incurred by him in connection with his performance of services as an Executive of the Company in accordance with the Company’s customary reimbursement policies in effect from time to time.

6.      Disability, Death: Termination for Cause; Severance

(a)     If, during the Term, Executive becomes so disabled or incapacitated by reason of any physical or mental illness as to be unable to perform the essential services required of him pursuant to this Agreement for a continuous period of  thirty days or forty days during any period of six months, then, provided the Company gives Executive notice at least ten days prior to the end of such thirty or forty days, this Agreement shall terminate at the end of such period; subject to the Company’s continuing obligation to pay the Base Salary, Cash Bonuses and Stock Bonuses compensation as provided herein above, which Base Salary may be offset by the amount paid to Executive from mandatory disability insurance for the period of such illness or incapacity. A termination by reason of Executive's disability shall not relieve Executive of his covenants to the Company set forth herein.

(b)     This Agreement shall terminate upon and as of the date of death of Executive at any time during the Term, subject to the Company’s continuing obligation to pay the Base Salary, Cash Bonuses and Stock Bonuses compensation as provided herein above.

(c)     The engagement of Executive may be terminated by the Company for "Cause" (as hereinafter defined). A termination for Cause shall be effective immediately upon delivery of written notice to the Executive setting forth the reason or reasons for such termination. If the Executive's engagement is terminated for Cause, the Company shall not be obligated to make any further payments of Base Salary compensation hereunder to Executive, except amounts accrued through the date of termination; provided however that the Company’s obligation to make payments of Cash Bonuses and Stock Bonuses compensation shall continue as provided herein above. Termination for Cause shall not relieve Executive of his covenants to the Company set forth herein, which covenants shall survive such termination. For purposes hereof, "Cause" shall mean (i) continuation of any acts and/or omissions, or a course of conduct, of Executive, that constitutes gross negligence or willful neglect of his obligations to the Company after notice from the Company, (ii) the breach by Executive, in any material respect, of this Agreement (including, acts of competition against the Company or the disclosure of the Company’s confidential information to any third party) and failure by Executive to cure such breach within ten (10) days of written notice thereof from the Company or if such breach is not capable of being cured within such ten days, Executive shall fail to commence to cure such breach during such ten days and diligently prosecute the same to completion; (iii) Executive’s deliberate disregard of any material rule or policy of the Company, including, without limitation, its policies with respect to personnel, which is reasonably likely to damage the reputation of the Company or result in a liability of in excess of $250,000, and the failure to cure the same within ten (10) days of written notice thereof from the Company; (iv) indictment for a felony, other than traffic offenses which do not bring Executive or the Company into disgrace or disrepute, or (vi) any act of embezzlement or fraud with respect to the property of the Company.

(d)           The engagement of the Executive by the Company may be terminated by the Company for any other reason, or without reason, upon not less than thirty (30) days’ prior written notice to the Executive, in which case this Agreement shall terminate at the end of such period. If the Executive’s employment is terminated pursuant to this Section 6(d), the Executive shall be entitled to receive as a severance benefit an amount in cash equal to the base salary and bonuses payable pursuant to Sections 4(a) and (b) which would have been payable to him for the remainder of the Term but for such termination,  which payments will be made at such times as provided for herein and subject to such deductions as are in accordance with the Company’s customary payroll practices in effect at such time.  In addition, in the event of such termination, Executive shall be deemed to vest in all of the shares provided for in Section 4(c).  A termination by reason of this Section 6(d) shall not relieve Executive of his covenants to the Company set forth herein as long as he continues to receive payments of his base salary.  The death of Executive subsequent to termination by reason of this Section 6(d) shall not relieve the Company from the obligation to make the payments described in this Section 6(d).

(e)  As additional compensation for honoring the covenants and restrictions described herein during the Restrictive Period (as defined in Section 7(b) below), upon termination of the Executive’s employment hereunder for any reason (including, but not by way of limitation, termination for cause or pursuant to Section 6(d)), other than Executive’s death, the Company shall pay the Executive an amount equal to $350,000.  Such amount shall be considered fully earned upon execution of this Agreement shall be paid in 24 equal monthly installments of $14,583.33 commencing as of the first day of the calendar month immediately after the month in which the Company makes the last payment to be made in respect of the Base Salary due hereunder; provided that if the Executive’s employment with the Company continues after the end of the Term, the payments shall be deferred until the Executive’s employment with the Company has terminated and if Executive dies prior to the payment of all of the $14,583.33 installments, the Company’s shall not be obligated to pay any installment due after the date of Executive’s death, except with respect to that portion of an installment that has accrued through Executive’s date of death.

7.   Confidential Information; Covenants and Restrictions

(a)           Executive acknowledges that all non-public information, including, but not limited to, financial information, business and strategic plans, product information, domestic and foreign sources of supply, purchasing, manufacturing and sourcing facilities and relationships, know-how, trade secrets, market reports, Company documents and other materials relating to the business, services and activities of the Company, Parent other subsidiaries of Parent (collectively, the “Group”) customer investigations, supplier and vendor lists, and other information regarding the Group’s licensors, suppliers, vendors, manufacturers, clients and customers or regarding any agreements with any of the foregoing, and other confidential and proprietary information, whether written, oral, electronically encoded or otherwise, to which Executive gains access by reason of Executive’s employment by the Company or owned, used or possessed by the Group (collectively, “Confidential Information”), is and shall remain the sole property of the Group and constitutes a valuable, special and unique asset of the Group’s business, access to and knowledge of which are essential to the performance of Executive’s duties.  Given the value of this Confidential Information, Executive agrees, as a condition of Executive’s engagement, that, except in the course of properly performing his duties during the period of Executive’s engagement with the Company, Executive shall not, at any time during or after the period of Executive’s engagement with the Company, without the prior written consent of the Company by its Chairman, or Board of Directors, disclose any such Confidential Information to any third party for any reason or purpose whatsoever, and Executive further agrees to immediately return to the Company all Confidential Information (inclusive of any and all copies) upon the termination of Executive’s engagement or earlier upon the request of the Company.  In addition, Executive shall not make use of any such Confidential Information for Executive’s own purposes or for the benefit of any third party under any circumstances, during or after the period of Executive’s engagement with the Company; provided, however, that, during and after such term, these restrictions shall not apply to such Confidential Information which is then in the public domain (provided that Executive was not responsible, directly or indirectly, for the fact that such secrets or information have entered the public domain without the Company’s consent).  Executive further agrees to disclose immediately to the Company any and all Confidential Information conceived, discovered, introduced or developed in whole or in part by Executive at any time while engaged by the Company, and hereby assigns to the Company all of Executive’s right, title and interest in and to same, and Executive agrees to execute, acknowledge and deliver any instruments or documents and to do all other things reasonably requested by the Company (both during and after Executive's engagement with the Company) in order to completely vest in the Company all ownership rights in the same.

(b)            Executive shall not, directly or indirectly, during the period commencing as of the date of the commencement of this Agreement and ending on the second anniversary of the expiration or termination of Executive’s engagement by the Company for any reason, whether voluntary or involuntary, such period being referred to herein as the “Restricted Period”:

(i)           own, manage, operate, join, control or become employed or engaged by, or render any services of an advisory nature or otherwise to, or participate in the ownership, management, operation or control of, or otherwise engage in, have any interest in or be connected in any manner with (except solely for the ownership by Executive of not more than three percent (3%) of the voting capital stock of a publicly-held corporation) any person, business or activity east of the Mississippi River which, directly or indirectly, engages in (i) the provision of complex machining services of the type currently conducted or provided by the Company to the aircraft, aerospace and power generation industries; provided that if during the Term Executive devotes substantial efforts on behalf of another subsidiary of Parent, the prohibition provided herein shall be deemed to extend to the principal business activity of such subsidiary;

(ii)           solicit, entice or induce any Customer (as defined below) of the Company to cease or limit its business with the Company or to become a customer, supplier, vendor or client of any other person or entity engaged in any activity or business competitive with the Company, and Executive shall not cause, assist or facilitate any person or entity in taking any such prohibited action; or

(iii)           solicit, attempt to solicit or entice away from the Company’s employment, or employ, retain or engage any employee of the Company, or former Company employee who was employed by the Company at any time during the then prior six months, or disrupt or interfere with, or attempt to disrupt or interfere with, the Company’s relationship with any such person, and Executive shall not cause, assist or facilitate any person or entity in taking any such prohibited action.

For purposes of this Agreement, a “Customer” of the Company shall mean any person or entity, who or which is, or was at any time within the prior one year period, a licensor or purchaser, manufacturer or supplier of goods or services, to or from the Company, as the case may be.

8.      Executive agrees to disclose to the Company promptly and fully all ideas, data, information, reports, inventions, know-how, improvements, designs, devices, apparatus, practices, processes, methods or products, discoveries, developments or improvements, whether or not patentable or registerable with the United States Patent and Trademark Office as protectable intellectual property (any and all of the foregoing, collectively, “Inventions”) that may be made, developed, perfected, devised, conceived or first reduced to practice, formula or design by him and all “Intellectual Property” (as defined below) that may be created or developed by him (whether such Inventions or “Intellectual Property” are developed solely by him or jointly with others) during his engagement by the Company which either (a) in any way is connected with or related to the actual or contemplated business, work, research or undertakings of the Company, Parent or one of Parent’s other subsidiaries (collectively, the “Group”) or (b) results from or is suggested by any task, project or work that he may do for, in connection with, or on behalf of the Company.  Executive agrees that such Inventions and “Intellectual Property” shall become, upon their creation, works for hire and the sole and exclusive property of the Company and Executive hereby assigns to the Company, and disclaims all right to, any rights to Inventions and “Intellectual Property.”  As used herein, “Intellectual Property” shall include, but shall not be limited to, ideas, trade names, trademarks and service marks and all copyrightable expressions in each and every industry in which any member of the Group engages.  All rights in and to all Inventions, whether solely or jointly with others and whether derived in whole or in part from Confidential Information, shall:  (a) be and remain the sole and exclusive property of the Company, (b) be considered trade secrets of the Company subject to the confidentiality provisions hereof, and (c) remain free of any claim of Executive or any person deriving any rights or interest from Executive.  With respect to Inventions and Intellectual Property, Executive shall during the period of his engagement hereunder and at any time and from time to time hereafter, execute and deliver all documents and take all actions necessary to vest in the Company the entire right, title and interest in and to the same, including the filing and prosecuting of applications for patents, and give the Company all assistance it reasonably requires, including the giving of testimony in any suit, action or proceeding, in order to obtain, and protect the Company’s right therein and thereto.  Any and all items referred to in this Section are also referred to as “Work Product.”

9.           Litigation

Executive and the Company agree that any dispute, claim, or litigation arising out of or relating in any way to this Agreement or the transaction at issue in this Agreement, shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or the state courts of New York located in New York County.  Each party hereby irrevocably waives, to the fullest extent permitted by law, (a) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court, (b) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum, and (c) any defense that it may now or hereafter have based on lack of personal jurisdiction in such forum.

10.     Miscellaneous

(a)     This Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns, and upon Executive, his heirs, executors, administrators, legatees and legal representatives.

(b)     Should any part of this Agreement, for any reason whatsoever, be declared invalid, illegal, or incapable of being enforced in whole or in part, such decision shall not affect the validity of any remaining portion, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Agreement without including therein any portion which may for any reason be declared invalid, provided that as so revised, this Agreement continues to obtain for each party substantially all of the benefits contemplated hereby.

(c)     This Agreement shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and performed in such State without application to the principles of conflicts of laws.

(d)     This Agreement and all rights hereunder are personal to Executive and shall not be assignable, and any purported assignment in violation thereof shall be null and void.

(e)     This Agreement constitutes the entire agreement between the parties hereto with respect to the terms and conditions of Executive's engagement by the Company, and this Agreement supersedes and renders null and void any and all other prior oral or written agreements, understandings, or commitments pertaining to the Executive's employment by the Company. No variation hereof shall be deemed valid unless in writing and signed by the parties hereto, and no discharge of the terms hereof shall be deemed valid unless by full performance by the parties hereto or by a writing signed by the parties hereto. No waiver by either party of any provision or condition of this Agreement by him or it to be performed shall be deemed a waiver of similar or dissimilar provisions and conditions at the same time or any prior or subsequent time.

(f)     Any notice, statement, report, request or demand required or permitted to be given by this Agreement shall be in writing, and shall be sufficient if delivered in person or if addressed and sent by certified mail, return receipt requested, or recognized overnight courier to the parties at the addresses set forth above, or at such other place that either party may designate by notice in the foregoing manner to the other.

(g)     The failure of either party to insist upon the strict performance of any of the terms, conditions and provisions of this Agreement shall not be construed as a waiver or relinquishment of future compliance therewith, and said terms, conditions and provisions shall remain in full force and effect. No waiver of any term or any condition of this Agreement on the part of either party shall be effective for any purpose whatsoever unless such waiver is in writing and signed by such party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

THE STERLING ENGINEERING CORPORATION By: ____________________ Daniel Godin Chairman _____________________ John N. Lavieri

EXHIBIT 9(2)(h)B

AGREEMENT

THIS AGREEMENT ("Agreement") entered into as of the 5th day of February, 2015, by and between The Sterling Engineering Corporation, a Connecticut corporation (the “Company”), with its principal place of business at 236 New Hartford Road, Barkhamsted, Connecticut 06063 and Christina Lavieri, an individual with an address at 25 East West Hill Road, Barkhamsted, CT 06063 ("Executive").

       Preliminary Statement

Executive has served as the Vice President of The Sterling Engineering Corporation which has been acquired by Air Industries Group, a Nevada corporation (“Parent”), by merger into a wholly-owned subsidiary of Parent now known as “The Sterling Engineering Corporation.”

The Company desires to retain the services of Executive and Executive is willing to serve the Company on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the adequacy and receipt of' which are hereby acknowledged, the Company and Executive agree as follows:

1.      Employment.      The Company hereby employs Executive, and Executive hereby accepts employment by the Company, upon the terms and subject to the conditions set forth in this Agreement.  Executive initially shall be based in the Company’s office in Connecticut although Executive recognizes that from time to time he will be requested to travel to the office of the Parent and that the proper discharge of her duties may require national or international travel.

2.      Term.      The term of this Agreement shall begin on the date hereof (the "Commencement Date") and continue until February 4, 2017 (the “Expiration Date”), unless earlier terminated as provided herein (the “Term”).

3.      Duties.    During the Term, Executive shall serve as an executive officer of the Company, initially as its Vice President.  Executive shall render such services and perform such duties for the Company and its affiliates as may be consistent with Executive’s position or related thereto as the President of the Company shall from time to time direct or request.  Executive shall devote her full business time, energy and skill to Executive’s employment hereunder and agrees to serve the Company to the best of Executive’s ability.  Executive shall report to the President of the Company or such other officer(s) as may be designated from time to time for such purpose by either such officer or by the Company’s Board of Directors.

4.      Compensation.

(a) For the services to be rendered hereunder, the Company shall pay and Executive shall accept a base salary of $150,000 per annum (the “Base Salary”). Executive’s Base Salary shall be subject to increase (but not decrease) by the Board in its sole and absolute discretion, and be subject to review on an annual basis by the Board. Executive’s Base Salary shall be payable in accordance with the Company’s regular payroll dates. Executive's Base Salary shall be subject to such deductions as are from time to time required by law and such further deductions as may be agreed to by Executive in accordance with the Company's prevailing salary payroll practices.

(b)  The Executive shall be entitled to the following cash bonuses: $38,461 payable as of January 2, 2016, and $36,539 payable as of January 2, 2017 (“the Cash Bonuses”).

(c)   As an inducement to the Executive’s employment hereunder, the Executive shall be awarded 19,500 restricted shares of the common stock of the Parent (“Parent Common Stock”), which shall vest as to 10,000 shares at January 2, 2016, and as to the balance of 9,500 shares at January 2, 2017 (the “Stock Bonuses”).

(d) The Base Salary, Cash Bonuses and Stock Bonuses compensation shall be considered fully earned upon execution of this Agreement. The Company may terminate the Base Salary compensation (but not the Cash Bonuses and Stock Bonuses compensation) in the event of termination of the Executive’s employment for cause, as provided herein below. In the event that the Executive voluntarily resigns her employment, the Company may terminate the Base Salary, but not the Cash Bonuses and Stock Bonuses compensation, which shall continue to be paid as provided herein above. In the event that Executive employment is terminated by reason of Executive’s disability or death, all outstanding amounts of Base Salary, Cash Bonuses and Stock Bonuses shall be paid at such times as provided for herein and subject to such deductions as are in accordance with the Company’s customary payroll practices in effect at such time, which payments shall be made either to the Executive (if then living) or to the personal representative of the Executive’s estate, whichever is applicable.

5.      Benefits and Expenses

(a)  During the Term, Executive shall be entitled to participate, on terms comparable to those offered to members of the Company’s and Parent’s management and subject to customary eligibility requirements, in such health, dental and vision insurance plans as may be made available to executives of the Company generally.

(b)   The Executive will be eligible to participate in any bonus and stock option plans made available to executives of the Company, subject to the Executive’s satisfaction of eligibility requirements and the approval of the Board of Directors.

(c)     During the Term, the Company, upon presentation of proper vouchers, shall reimburse Executive for all reasonable expenses incurred by him in connection with her performance of services as an Executive of the Company in accordance with the Company’s customary reimbursement policies in effect from time to time.

6.      Disability, Death: Termination for Cause; Severance

(a)     If, during the Term, Executive becomes so disabled or incapacitated by reason of any physical or mental illness as to be unable to perform the essential services required of him pursuant to this Agreement for a continuous period of  thirty days or forty days during any period of six months, then, provided the Company gives Executive notice at least ten days prior to the end of such thirty or forty days, this Agreement shall terminate at the end of such period; subject to the Company’s continuing obligation to pay the Base Salary, Cash Bonuses and Stock Bonuses compensation as provided herein above, which Base Salary may be offset by the amount paid to Executive from mandatory disability insurance for the period of such illness or incapacity. A termination by reason of Executive's disability shall not relieve Executive of her covenants to the Company set forth herein.

(b)     This Agreement shall terminate upon and as of the date of death of Executive at any time during the Term, subject to the Company’s continuing obligation to pay the Base Salary, Cash Bonuses and Stock Bonuses compensation as provided herein above.

(c)     The engagement of Executive may be terminated by the Company for "Cause" (as hereinafter defined). A termination for Cause shall be effective immediately upon delivery of written notice to the Executive setting forth the reason or reasons for such termination. If the Executive's engagement is terminated for Cause, the Company shall not be obligated to make any further payments of Base Salary compensation hereunder to Executive, except amounts accrued through the date of termination; provided however that the Company’s obligation to make payments of Cash Bonuses and Stock Bonuses compensation shall continue as provided herein above. Termination for Cause shall not relieve Executive of her covenants to the Company set forth herein, which covenants shall survive such termination. For purposes hereof, "Cause" shall mean (i) continuation of any acts and/or omissions, or a course of conduct, of Executive, that constitutes gross negligence or willful neglect of her obligations to the Company after notice from the Company, (ii) the breach by Executive, in any material respect, of this Agreement (including, acts of competition against the Company or the disclosure of the Company’s confidential information to any third party) and failure by Executive to cure such breach within ten (10) days of written notice thereof from the Company or if such breach is not capable of being cured within such ten days, Executive shall fail to commence to cure such breach during such ten days and diligently prosecute the same to completion; (iii) Executive’s deliberate disregard of any material rule or policy of the Company, including, without limitation, its policies with respect to personnel, which is reasonably likely to damage the reputation of the Company or result in a liability of in excess of $250,000, and the failure to cure the same within ten (10) days of written notice thereof from the Company; (iv) indictment for a felony, other than traffic offenses which do not bring Executive or the Company into disgrace or disrepute, or (vi) any act of embezzlement or fraud with respect to the property of the Company.

(d)           The engagement of the Executive by the Company may be terminated by the Company for any other reason, or without reason, upon not less than thirty (30) days’ prior written notice to the Executive, in which case this Agreement shall terminate at the end of such period. If the Executive’s employment is terminated pursuant to this Section 6(d), the Executive shall be entitled to receive as a severance benefit an amount in cash equal to the Base Salary and Cash Bonuses payable pursuant to Sections 4(a) and (b) which would have been payable to her for the remainder of the Term but for such termination,  which payments will be made at such times as provided for herein and subject to such deductions as are in accordance with the Company’s customary payroll practices in effect at such time.  In addition, in the event of such termination, Executive shall be deemed to vest in all of the shares provided for in Section 4(c).  A termination by reason of this Section 6(d) shall not relieve Executive of her covenants to the Company set forth herein as long as she continues to receive payments of her base salary. The death of the Executive subsequent to termination by reason of this Section 6(d) shall not relieve the Company from the obligation to make the payments described in this Section 6(d).

(e)  As additional compensation for honoring the covenants and restrictions described herein during the Restrictive Period (as defined in Section 7(b) below), upon termination of the Executive’s employment hereunder for any reason (including, but not by way of limitation, termination for cause or pursuant to Section 6(d)), other than Executive’s death the Company shall pay the Executive, an amount equal to $150,000. Such amount shall be considered fully earned upon execution of this Agreement and shall be paid in 24 equal monthly installments of $6,250 commencing as of the first day of the calendar month immediately after  the day on which the Company makes the last payment to be made in respect of the Base Salary due hereunder; provided that if the Executive’s employment with the Company continues after the end of the Term, the payments shall be deferred until the Executive’s employment with the Company has terminated and if Executive dies prior to the payment of all of the $6,250 installments, the Company’s shall not be obligated to pay any installment due after the date of Executive’s death, except with respect to that portion of an installment that has accrued through Executive’s date of death.

7.   Confidential Information; Covenants and Restrictions

(a)           Executive acknowledges that all non-public information, including, but not limited to, financial information, business and strategic plans, product information, domestic and foreign sources of supply, purchasing, manufacturing and sourcing facilities and relationships, know-how, trade secrets, market reports, Company documents and other materials relating to the business, services and activities of the Company, Parent other subsidiaries of Parent (collectively, the “Group”) customer investigations, supplier and vendor lists, and other information regarding the Group’s licensors, suppliers, vendors, manufacturers, clients and customers or regarding any agreements with any of the foregoing, and other confidential and proprietary information, whether written, oral, electronically encoded or otherwise, to which Executive gains access by reason of Executive’s employment by the Company or owned, used or possessed by the Group (collectively, “Confidential Information”), is and shall remain the sole property of the Group and constitutes a valuable, special and unique asset of the Group’s business, access to and knowledge of which are essential to the performance of Executive’s duties.  Given the value of this Confidential Information, Executive agrees, as a condition of Executive’s engagement, that, except in the course of properly performing her duties during the period of Executive’s engagement with the Company, Executive shall not, at any time during or after the period of Executive’s engagement with the Company, without the prior written consent of the Company by its Chairman, or Board of Directors, disclose any such Confidential Information to any third party for any reason or purpose whatsoever, and Executive further agrees to immediately return to the Company all Confidential Information (inclusive of any and all copies) upon the termination of Executive’s engagement or earlier upon the request of the Company.  In addition, Executive shall not make use of any such Confidential Information for Executive’s own purposes or for the benefit of any third party under any circumstances, during or after the period of Executive’s engagement with the Company; provided, however, that, during and after such term, these restrictions shall not apply to such Confidential Information which is then in the public domain (provided that Executive was not responsible, directly or indirectly, for the fact that such secrets or information have entered the public domain without the Company’s consent).  Executive further agrees to disclose immediately to the Company any and all Confidential Information conceived, discovered, introduced or developed in whole or in part by Executive at any time while engaged by the Company, and hereby assigns to the Company all of Executive’s right, title and interest in and to same, and Executive agrees to execute, acknowledge and deliver any instruments or documents and to do all other things reasonably requested by the Company (both during and after Executive's engagement with the Company) in order to completely vest in the Company all ownership rights in the same.

(b)            Executive shall not, directly or indirectly, during the period commencing as of the date of the commencement of this Agreement and ending on the second anniversary of the expiration or termination of Executive’s engagement by the Company for any reason, whether voluntary or involuntary, such period being referred to herein as the “Restricted Period”:

(i)           own, manage, operate, join, control or become employed or engaged by, or render any services of an advisory nature or otherwise to, or participate in the ownership, management, operation or control of, or otherwise engage in, have any interest in or be connected in any manner with (except solely for the ownership by Executive of not more than three percent (3%) of the voting capital stock of a publicly-held corporation) any person, business or activity east of the Mississippi River which, directly or indirectly, engages in (i) the provision of complex machining services of the type currently conducted or provided by the Company to the aircraft, aerospace and power generation industries; provided that if during the Term Executive devotes substantial efforts on behalf of another subsidiary of Parent, the prohibition provided herein shall be deemed to extend to the principal business activity of such subsidiary;

(ii)           solicit, entice or induce any Customer (as defined below) of the Company to cease or limit its business with the Company or to become a customer, supplier, vendor or client of any other person or entity engaged in any activity or business competitive with the Company, and Executive shall not cause, assist or facilitate any person or entity in taking any such prohibited action; or

(iii)           solicit, attempt to solicit or entice away from the Company’s employment, or employ, retain or engage any employee of the Company, or former Company employee who was employed by the Company at any time during the then prior six months, or disrupt or interfere with, or attempt to disrupt or interfere with, the Company’s relationship with any such person, and Executive shall not cause, assist or facilitate any person or entity in taking any such prohibited action.

For purposes of this Agreement, a “Customer” of the Company shall mean any person or entity, who or which is, or was at any time within the prior one year period, a licensor or purchaser, manufacturer or supplier of goods or services, to or from the Company, as the case may be.

8.      Executive agrees to disclose to the Company promptly and fully all ideas, data, information, reports, inventions, know-how, improvements, designs, devices, apparatus, practices, processes, methods or products, discoveries, developments or improvements, whether or not patentable or registerable with the United States Patent and Trademark Office as protectable intellectual property (any and all of the foregoing, collectively, “Inventions”) that may be made, developed, perfected, devised, conceived or first reduced to practice, formula or design by him and all “Intellectual Property” (as defined below) that may be created or developed by him (whether such Inventions or “Intellectual Property” are developed solely by him or jointly with others) during her engagement by the Company which either (a) in any way is connected with or related to the actual or contemplated business, work, research or undertakings of the Company, Parent or one of Parent’s other subsidiaries (collectively, the “Group”) or (b) results from or is suggested by any task, project or work that he may do for, in connection with, or on behalf of the Company.  Executive agrees that such Inventions and “Intellectual Property” shall become, upon their creation, works for hire and the sole and exclusive property of the Company and Executive hereby assigns to the Company, and disclaims all right to, any rights to Inventions and “Intellectual Property.”  As used herein, “Intellectual Property” shall include, but shall not be limited to, ideas, trade names, trademarks and service marks and all copyrightable expressions in each and every industry in which any member of the Group engages.  All rights in and to all Inventions, whether solely or jointly with others and whether derived in whole or in part from Confidential Information, shall:  (a) be and remain the sole and exclusive property of the Company, (b) be considered trade secrets of the Company subject to the confidentiality provisions hereof, and (c) remain free of any claim of Executive or any person deriving any rights or interest from Executive.  With respect to Inventions and Intellectual Property, Executive shall during the period of her engagement hereunder and at any time and from time to time hereafter, execute and deliver all documents and take all actions necessary to vest in the Company the entire right, title and interest in and to the same, including the filing and prosecuting of applications for patents, and give the Company all assistance it reasonably requires, including the giving of testimony in any suit, action or proceeding, in order to obtain, and protect the Company’s right therein and thereto.  Any and all items referred to in this Section are also referred to as “Work Product.”

9.           Litigation

Executive and the Company agree that any dispute, claim, or litigation arising out of or relating in any way to this Agreement or the transaction at issue in this Agreement, shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or the state courts of New York located in New York County.  Each party hereby irrevocably waives, to the fullest extent permitted by law, (a) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court, (b) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum, and (c) any defense that it may now or hereafter have based on lack of personal jurisdiction in such forum.

10.     Miscellaneous

(a)     This Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns, and upon Executive, her heirs, executors, administrators, legatees and legal representatives.

(b)     Should any part of this Agreement, for any reason whatsoever, be declared invalid, illegal, or incapable of being enforced in whole or in part, such decision shall not affect the validity of any remaining portion, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Agreement without including therein any portion which may for any reason be declared invalid, provided that as so revised, this Agreement continues to obtain for each party substantially all of the benefits contemplated hereby.

(c)     This Agreement shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and performed in such State without application to the principles of conflicts of laws.

(d)     This Agreement and all rights hereunder are personal to Executive and shall not be assignable, and any purported assignment in violation thereof shall be null and void.

(e)     This Agreement constitutes the entire agreement between the parties hereto with respect to the terms and conditions of Executive's engagement by the Company, and this Agreement supersedes and renders null and void any and all other prior oral or written agreements, understandings, or commitments pertaining to the Executive's employment by the Company. No variation hereof shall be deemed valid unless in writing and signed by the parties hereto, and no discharge of the terms hereof shall be deemed valid unless by full performance by the parties hereto or by a writing signed by the parties hereto. No waiver by either party of any provision or condition of this Agreement by him or it to be performed shall be deemed a waiver of similar or dissimilar provisions and conditions at the same time or any prior or subsequent time.

(f)     Any notice, statement, report, request or demand required or permitted to be given by this Agreement shall be in writing, and shall be sufficient if delivered in person or if addressed and sent by certified mail, return receipt requested, or recognized overnight courier to the parties at the addresses set forth above, or at such other place that either party may designate by notice in the foregoing manner to the other.

(g)     The failure of either party to insist upon the strict performance of any of the terms, conditions and provisions of this Agreement shall not be construed as a waiver or relinquishment of future compliance therewith, and said terms, conditions and provisions shall remain in full force and effect. No waiver of any term or any condition of this Agreement on the part of either party shall be effective for any purpose whatsoever unless such waiver is in writing and signed by such party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

THE STERLING ENGINEERING CORPORATION By: _______________________ Daniel Godin Chairman __________________________ Christina Lavieri